

05007629

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong & China Gas Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1543 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/4/05



The Hong Kong and China Gas Company Limited

annual report 2004

ARLS
12-31-04











Going for

contents

Our Vision

During 2004, we firmly launched ourselves into mainland China's business orbit as we energetically advanced our mission to be Asia's leading clean energy supplier. Boosting technological expertise, increasing capital investment, raising service attitudes and enhancing quality management assisted momentum.

Our Commitment

We added a further five city-gas projects to our constellation of joint ventures in 2004, demonstrating our confidence in the long-term prospects for the mainland's fledgling natural gas market. In Hong Kong, we extended our commitment to combat global warming by starting work on a landfill initiative to help reduce greenhouse gas emissions, and by securing government support for plans to use environmentally-friendly natural gas in town gas production.

aunch

Our Strategy

Expanding our footprint in mainland China and continuing to support niche diversification within Hong Kong have been key platforms for generating business throughout 2004. In leveraging our core assets, we seek to harness unique opportunities to create new markets, build competitive advantage, and multiply our profit margins.

Our Future

Our future locally will be determined by our efforts further afield. Hong Kong is now a maturing gas market; in contrast, mainland China has huge energy requirements, with the central government actively encouraging investment in the gas utility sector. Towngas' trajectory aims to facilitate China's large industrial gas load needs and the rising demand for space heating and cooling due to seasonal climate changes.

Our Performance

Towngas conducts its business according to strict ethical standards. We are seen as a trustworthy, dependable company that offers quality services and products matched with a safe and reliable gas supply. Our reputation and strategic focus have underpinned a strong stock performance throughout 2004 that has significantly outperformed market expectations. We are confident our flight path will remain well on course for another year of growth.



the year's highlights

	2004	2003	Change %
Operating (Company)			
Number of Customers as at 31st December	**1,562,278**	1,520,166	+3
Number of Customers per km of Mains	**516**	510	+1
Installed Capacity, thousand m^3 per hour	**467**	458	+2
Peak Hourly Demand, thousand m^3	**514**	472	+9
Town Gas Sales, million MJ	**27,137**	27,002	–
Number of Employees as at 31st December	**1,954**	1,986	–2
Number of Customers per Employee	**800**	765	+5
Financial			
Turnover, HK million dollars	**8,154**	7,289	+12
Profit Attributable to Shareholders, HK million dollars	**3,052**	3,051	–
Dividends, HK million dollars	**1,967**	1,975	–
Shareholders			
Issued Shares, million of shares	**5,615**	5,644	–1
Shareholders' Funds, HK million dollars	**17,394**	16,482	+6
Earnings per Share, HK cents	**54.2**	53.9	+1
Dividends per Share, HK cents	**35.0**	35.0	–
Shareholders' Funds, HK dollars per share	**3.10**	2.92	+6
Number of Shareholders as at 31st December	**12,092**	13,268	–9

five-year summary

Town Gas Sales
Company (Million MJ)


30,000
25,000
20,000
15,000
10,000
5,000
0
00
01
02
03
04
Residential
Commercial
Industrial

Number of Customers per Employee
(Company)


900
800
700
600
500
400
300
200
100
0
00
01
02
03
04

Profit Attributable to Shareholders
(HK$ million)


3,200
3,100
3,000
2,900
2,800
2,700
2,600
2,500
00
01
02
03
04

Dividends
(HK$ million)


2,100
1,800
1,500
1,200
900
600
300
0
00
01
02
03
04

chairman's statement



THE GROUP'S business continued to develop steadily in 2004. Profit attributable to shareholders for the year was HK$3,052 million, an increase of HK$0.8 million over 2003.

The Year's Results

The Group's business continued to develop steadily in 2004. Profit attributable to shareholders for the year was HK$3,052 million, an increase of HK$0.8 million over 2003. Profit attributable to shareholders of the Group for 2003 included a sum of over HK$200 million which represented the Group's share of profits arising from the sale of 14 floors of Two International Finance Centre to the Hong Kong Monetary Authority. After including profits from property investments made by associated companies and adjusting for number of shares repurchased, earnings per share for 2003 amounted to HK 53.9 cents. Earnings per share for 2004 amounted to HK 54.2 cents, an increase of 0.6 per cent over 2003.

During the year under review, the Group invested HK$1,007 million in pipelines and facilities, including those relating to the introduction of natural gas.

Gas Business in Hong Kong

Total gas sales volume in Hong Kong for the year rose by 0.5 per cent over 2003. In 2003, commercial and industrial gas sales volume decreased as a result of the adverse impact of the SARS outbreak on hotel and restaurant businesses. Compared with 2003, commercial and industrial gas sales volume for 2004 increased by 3.0 per cent whereas residential gas sales volume decreased by 1.4 per cent. As at the end of 2004, the number of customers was 1,562,278, an increase of 42,112 over 2003.

Business Development in China

The Group continues to expand its foothold on the mainland by developing natural gas and energy-related businesses as a long-term strategic priority.

The demand for energy consumption is substantial on the mainland due to its strong economic growth. The energy development trend on the mainland has been to focus on increasing the proportion of clean fuel within the energy consumption mix, as a result of which natural gas has developed into a premier choice of energy. In the last few years, the mainland has massively developed natural gas fields and laid gas pipelines. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. This has resulted in an ample supply of natural gas to surrounding areas and has facilitated the rapid growth of gas consumption markets, which is beneficial to the Group's development of gas projects on the mainland.

The Group's development of city piped gas business on the mainland has been making good progress since 2004 with new projects successfully concluded in the Shunde District of Foshan in Guangdong Province, Danyang in Jiangsu Province, the Beijing Economic-Technological Development Area, Anqing in Anhui Province, Huzhou in Zhejiang Province and Jilin City in Jilin Province. The project in Jilin City is strategically important as it serves as a kick-start for the Group's business development in northeastern China and is instrumental in promoting our business prospects in the three provinces of Jilin, Heilongjiang and Liaoning. Overall, the Group now has joint ventures in 30 mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China.

Besides city piped gas business, the Group is also exploring opportunities regarding other energy-related businesses such as investing in the construction and operation of natural gas distribution networks between cities within provincial areas; one midstream natural gas project in Anhui Province has already been concluded in this respect. Both midstream and downstream gas projects will help to strategically consolidate the Group's business in the clean fuel market. The Group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems.

The Group's joint ventures are operating smoothly and earning praise from local governments, citizens and the media for their operational safety and quality services. Natural gas conversion by the Group's joint ventures is either well under way or completed in many cities along the West-to-East gas pipeline like Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan, etc., and in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline project.

The Group's business developments on the mainland are progressing in a proper sequence and at an appropriate pace. The Group is gradually transforming from being a local Hong Kong company to a sizeable, nation-wide corporation.

Enviromentally-friendly Energy Businesses

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). As at the end of 2004, there were 12 dedicated LPG filling stations in Hong Kong, of which five were ECO stations; and 38 petrol filling stations retrofitted with LPG filling facilities to meet the demand for LPG from the territory's

chairman's statement

approximately 18,000 taxis and 1,000 light buses. ECO stations have approximately 33 per cent of this market share and generate steady revenue for the Group.

ECO also entered into an agreement with the operator of the North East New Territories (NENT) landfill in 2003 to install a landfill gas treatment facility at the Ta Kwu Ling site and to connect a 19 km pipeline to the Tai Po gas production plant so as to utilise methane recovered from the landfill gas as an energy source for town gas production. Completion of this project will help both mitigate global warming through reducing emissions from burning methane at the NENT site and conserve natural resources by using treated landfill gas as a fuel to partially replace naphtha.

Pipelaying Projects

Paralleling Hong Kong's development, several substantial pipelaying projects are at the planning stage or currently under way.

Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories, to augment the capability and reliability of gas supply, is progressing smoothly. The trunk main which will supply gas to the international theme park at Penny's Bay on Lantau Island was completed in April 2004. Gas sales in Hong Kong are expected to increase once this theme park opens in September 2005.

In order to receive natural gas from the Guangdong Liquefied Natural Gas Receiving Terminal as feedstock for town gas production, the Group has commenced a project to lay a twin 34 km, 450 mm-diameter submarine pipeline from Chengtoujiao in Shenzhen to the Tai Po gas production plant in Hong Kong. The project is due for completion in mid-2006.

Company Awards

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both locally and abroad. The Group was rated as one of the top ten companies in Yazhou Zhoukan's 2004 Chinese Business 500 listing and was ranked fourth for Hong Kong.

Over the years, the Group has committed to environmental protection. The Group was awarded the 2004 Hong Kong Awards for Industry: Environmental Performance Grand Award in recognition of our outstanding performance in preserving the environment through the implementation of a proactive and effective environmental management system.

Property Developments

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station property development project. The shopping mall and office tower of Two International Finance Centre are almost fully let. The project's six-star hotel tower and service apartment tower, both to be managed by Four Seasons Hotels and Resorts, are expected to commence operations in September 2005.

The Group has a 50 per cent interest in the Grand Promenade, Sai Wan Ho property development project. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. The project is expected to yield substantial returns.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings, providing approximately 1,800 units, with a residential floor area of about 980,000 square feet. Including the commercial area, total floor area will exceed 1.1 million square feet. Foundation work has already been completed; construction of the superstructure is now in progress. The project is due for completion in 2006.

Employees and Productivity

The number of employees engaged in the town gas business was 1,954 as at the end of 2004; the number of customers increased by approximately 42,000 in 2004 compared with 2003. Overall productivity rose by 4.6 per cent during the year under review. Total remuneration for employees involved directly in the town gas business amounted to HK$636 million for 2004 compared to HK$654 million for 2003. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

Dividend

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as at 22nd April 2005. Including the interim dividend of HK 12 cents per share paid on 25th October 2004, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2005 shall not be less than that for 2004.

Board of Directors

Dr. Lee Hon Chiu retired as Director with effect from 1st January 2005. Dr. Lee joined the Board of Directors in July 1983. On behalf of the Board of Directors, I would like to thank him for his valuable contribution over the years and wish him a happy retirement.

Business Outlook for 2005

As Hong Kong's economy has been relatively sluggish during the last few years, the Group has kept its gas tariff and monthly maintenance charge at 1998 levels to help ease any potential financial burden of our customers. However, the Group's success in cost control and productivity enhancement has helped alleviate the impact of this price freeze on business results. The Group continues to expand and diversify into new markets to secure future business growth. The gradual recovery of the local economy and the revival of local consumer sentiment are expected to benefit the Group's business development.

The Company expects an increase of about 2 per cent in gas sales volume and an addition of about 43,000 new customers in 2005. The Group's joint venture business on the mainland will continue to develop rapidly. The Board of Directors expects the Grand Promenade property development project to make a satisfactory contribution to the Group's overall business results once the project is completed in 2005.

Lee Shau Kee
Chairman

Hong Kong, 11th March 2005

highlights of the year

Towngas Telecom, launched in July, heralded introduction of unique wholesale telecom business to Hong Kong.



Q-mark Certification plate being accepted from John Tsang, Secretary for Commerce, Industry and Technology by James Kwan, Executive Director and Chief Operating Officer, on behalf of Towngas – first utility in Hong Kong to be so honoured.

2004 Hong Kong Awards for Industry: Environmental Performance Grand Award, acknowledging Towngas' strong commitment to environmental management and protection, being presented by Henry Tang, Financial Secretary, to Ronald Chan, Executive Director.


品質
QUALITY

Towngas concession scheme for people with disabilities launched in April by James Kwan, Executive Director and Chief Operating Officer, and Paul Tang, Director of Social Welfare.





Towngas' first investment in Northern China marked by signing joint venture agreement with Beijing Gas Group to supply natural gas to the Beijing Economic-Technological Development Area.

Conversion to natural gas successfully completed in many joint ventures, such as Yixing, Suzhou, Jinan, Weihai, Nanjing and Weifang in 2004.

Towngas Chairman Lee Shau Kee visited joint ventures in Eastern China in November, including Nanjing, Suzhou, Yixing, Changzhou, offering advice on business development.

First step in development of Towngas' tri-gen business, to supply combined heat, power and cooling, taken in November with signing of framework agreement with management committee of Xian Hi-tech Industrial Development Zone.

board of directors



From left to right

(Front row)

David Li Kwok Po	**Lee Hon Chiu***	**Lee Shau Kee** *Chairman*	**Liu Lit Man**

(Back row)

James Kwan Yuk Choi	**Alfred Chan Wing Kin**	**Colin Lam Ko Yin**	**Lee Ka Kit**
Ronald Chan Tat Hung	**Leung Hay Man**	**Lee Ka Shing**	

* Retired with effect from 1st January 2005

biographical details of directors

Dr. LEE Shau Kee D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D.(Hon.),
Chairman & Non-executive Director
Aged 76. Dr. Lee was appointed to the Board of Directors of the Company in 1978 and subsequently appointed Chairman in 1983. He has been engaged in property development in Hong Kong for more than 45 years. Dr. Lee is the Chairman and Managing Director of Henderson Land Development Company Limited ('Henderson Land Development') and Henderson Investment Limited ('Henderson Investment'), Chairman of Henderson Cyber Limited and Miramar Hotel and Investment Company, Limited, a Vice Chairman of Sun Hung Kai Properties Limited and a Director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited, The Bank of East Asia, Limited, Henderson Development Limited ('Henderson Development'), Kingslee S.A. ('Kingslee'), Timpani Investments Limited ('Timpani Investments'), Disralei Investment Limited ('Disralei Investment'), Medley Investment Limited ('Medley Investment') and Macrostar Investment Limited ('Macrostar Investment'). Henderson Land Development, Henderson Investment, Henderson Development, Kingslee, Timpani Investments, Disralei Investment, Medley Investment and Macrostar Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on 'Substantial Shareholders and Others' on page 50 of this Annual Report for details). Dr. Lee is the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing, Non-executive Directors of the Company.

Mr. LIU Lit Man G.B.S., J.P., F.I.B.A.,
Independent Non-executive Director
Aged 75. Mr. Liu was appointed to the Board of Directors of the Company in 1975. He is the Executive Chairman of Liu Chong Hing Bank Limited, Chairman of both Liu Chong Hing Investment Limited and Liu Chong Hing Insurance Company Limited and a Director of Asia Commercial Bank Limited and COSCO Pacific Limited. Mr. Liu was formerly a Director of Tung Wah Group of Hospitals, President of the Hong Kong Chiu Chow Chamber of Commerce (now Permanent Honorary President) and founder and first Chairman of Teochew International Convention (now Permanent Honorary Chairman). He is a Standing Committee Member of The Chinese General Chamber of Commerce, Hong Kong, a Manager of Liu Po Shan Memorial College, a Director of New Asia College of the Chinese University of Hong Kong, a founding member of the Court of the Hong Kong Polytechnic University and the founder and Supervisor of Chiu Chow Association Secondary School.

Mr. LEUNG Hay Man F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.,
Independent Non-executive Director
Aged 70. Mr. Leung was appointed to the Board of Directors of the Company in 1981. He is a Non-executive Director of Henderson Land Development Company Limited ('Henderson Land Development'), Henderson Investment Limited ('Henderson Investment') and Hong Kong Ferry (Holdings) Company Limited. Henderson Land Development and Henderson Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on 'Substantial Shareholders and Others' on page 50 of this Annual Report for details).

Mr. Colin LAM Ko Yin B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.,
Non-executive Director
Aged 53. Mr. Lam was appointed to the Board of Directors of the Company in 1983. He has more than 31 years' experience in banking and property development. Mr. Lam is a Vice Chairman of Henderson Land Development Company Limited ('Henderson Land Development') and Henderson Investment Limited ('Henderson Investment'), Chairman of Hong Kong Ferry (Holdings) Company Limited, a Director of Henderson China Holdings Limited, Henderson Cyber Limited, Henderson Development Limited ('Henderson Development'), Miramar Hotel and Investment Company, Limited, Hopkins (Cayman) Limited ('Hopkins'), Rimmer (Cayman) Limited ('Rimmer'), Riddick (Cayman) Limited ('Riddick'), Disralei Investment Limited ('Disralei Investment'), Medley Investment Limited ('Medley Investment') and Macrostar Investment Limited ('Macrostar Investment'). Henderson Land Development, Henderson Investment, Henderson Development, Hopkins, Rimmer, Riddick, Disralei Investment, Medley Investment and Macrostar Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on 'Substantial Shareholders and Others' on page 50 of this Annual Report for details).

Dr. The Hon. David LI Kwok Po G.B.S.,
Officer de la Légion d'Honneur, O.B.E., J.P., M.A., Hon. LL.D (Cantab), Hon. D.Soc.Sc., F.C.A., F.C.P.A., F.C.P.A. (Aust.), F.C.I.B., F.H.K.I.B., F.B.C.S., C.I.T.P., F.C.I.Arb.,
Independent Non-executive Director
Aged 65. Dr. Li was appointed to the Board of Directors of the Company in 1984. He is the Chairman and Chief Executive of The Bank of East Asia, Limited, Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. Dr. Li is also a Director of PCCW Limited, Henderson Cyber Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and The Hongkong and Shanghai Hotels, Limited. Dr. Li is currently a Member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee, a Director of the Mandatory Provident Fund Schemes Authority and a Member of the Legislative Council of the Hong Kong Special Administrative Region.

biographical details of directors

Mr. LEE Ka Kit

Non-executive Director

Aged 41. Mr. Lee was appointed to the Board of Directors of the Company in 1990. He was educated in the United Kingdom. He is a Vice Chairman of Henderson Land Development Company Limited ('Henderson Land Development'), Henderson Investment Limited ('Henderson Investment') and Henderson Development Limited ('Henderson Development'), Chairman and President of Henderson China Holdings Limited and a Director of Henderson Cyber Limited. Henderson Land Development, Henderson Investment and Henderson Development have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on 'Substantial Shareholders and Others' on page 50 of this Annual Report for details). Mr. Lee is a Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Shing, a Non-executive Director of the Company.

Mr. LEE Ka Shing

Non-executive Director

Aged 33. Mr. Lee was appointed to the Board of Directors of the Company in 1999. He was educated in Canada. He is a Vice Chairman of Henderson Land Development Company Limited ('Henderson Land Development'), Henderson Investment Limited ('Henderson Investment') and Henderson Development Limited ('Henderson Development'), Executive Director of Henderson China Holdings Limited and Henderson Cyber Limited, Non-executive Director of Miramar Hotel and Investment Company, Limited, Director of Disralei Investment Limited ('Disralei Investment'), Medley Investment Limited ('Medley Investment') and Macrostar Investment Limited ('Macrostar Investment'). Henderson Land Development, Henderson Investment, Henderson Development, Disralei Investment, Medley Investment and Macrostar Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on 'Substantial Shareholders and Others' on page 50 of this Annual Report for details). Mr. Lee is a Member of the Ninth Guangxi Zhuangzu Zizhiqu Committee of the Chinese People's Political Consultative Conference and a Member of the Ninth Foshan Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Kit, a Non-executive Director of the Company.

Mr. Alfred CHAN Wing Kin B.Sc. (Eng), M.Sc. (Eng), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.E.I.,

Managing Director

Aged 54. Mr. Chan joined the Company as the General Manager – Marketing in 1992 and was appointed as the General Manager – Marketing & Customer Service in 1995. He was appointed to the Board of Directors of the Company in January 1997 and as the Managing Director in May 1997. Mr. Chan is a Director of Henderson Cyber Limited and the subsidiary companies of the Group. He is also the Chairman and President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in China and Chairman or a Director of the Group's joint venture companies in China. Mr. Chan is a Member of the Tenth Wuhan Committee of the Chinese People's Political Consultative Conference and a Standing Director of the China Gas Association. Mr. Chan was also appointed by the Chinese National Committee for World Petroleum Council as the Vice Chairman of the 'Petroleum Forum' in 2004.

Mr. Ronald CHAN Tat Hung F.C.P.A., F.C.C.A., F.C.M.A., F.C.P.A. (Aust.), F.C.I.S., M.H.K.S.I.,

Executive Director & Company Secretary

Aged 61. Mr. Chan joined the Company as the Chief Accountant in 1973. He was promoted to Financial Controller & Company Secretary in 1980 and was appointed to the Board of Directors of the Company as the Finance Director in 1988 and as the Executive Director in 1995. Mr. Chan is a Director of the subsidiary companies of the Group. He is also a Director of Hong Kong & China Gas Investment Limited, the Group's investment holding company in China and a Director of the Group's joint venture companies in China. Mr. Chan is a Director of the companies for four major prime property development projects at Ma Tau Kok South Plant Site, King's Park Hill, Grand Promenade and Airport Railway Hong Kong Station. He has more than 35 years' experience in the utilities' business and finance in Hong Kong.

Mr. James KWAN Yuk Choi J.P., B.Sc. (Eng), M.B.A., C.Eng., F.H.K.I.E., F.I.G.E.M., F.I.Mech.E., F.E.I., F.C.I.B.S.E.,

Executive Director and Chief Operating Officer

Aged 53. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became the head of the Engineering Planning & Development Department and the Marketing Department of the Company. He was promoted to General Manager – Engineering in 1989. Mr. Kwan was appointed to the Board of Directors of the Company in January 1997, as the Director & General Manager – Marketing & Customer Service in May 1997, as the Executive Director – Commercial in July 2002 and took up his present position in January 2003. Mr. Kwan is a Director of the subsidiary companies of the Group. He is also a Director and Executive Vice President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in China and a Director of the Group's joint venture companies in China. He was President of the Institution of Gas Engineers, UK, in 2000 and is currently the President of the Hong Kong Institution of Engineers. Mr. Kwan is a Member of the Eleventh Nanjing Committee of the Chinese People's Political Consultative Conference.

executive committee



From left to right

(Front row)

James Kwan Yuk Choi
Executive Director and Chief Operating Officer

Alfred Chan Wing Kin
Managing Director

Ronald Chan Tat Hung
Executive Director and Company Secretary

(Back row)

Sunny Lee Wai Kwong
Chief Information Officer

Peter Wong Wai Yee
Head – China Business

Yeung Ka Sing
Head – Corporate Human Resources

mainland china gas business

CHINA is aiming to diversify its reliance on coal and oil by increasing natural gas usage to around 6 per cent of its energy mix by 2010, up from less than 3 per cent today. This potential for exponential growth is driving Towngas' mainland investment strategy in city-gas businesses and our exploration of opportunities to utilise natural gas for wider industrial applications.

The Rise of Natural Gas

The increasing use of cleaner fuels, such as natural gas, rides on the central government's support for improving environmental protection, a high GDP growth of over 7 per cent per annum creating a surging energy demand, and the restructuring of utility state-owned enterprises (SOEs) which are now seeking outside investment from companies with a good track record, excellent credibility and a long-term commitment. China provides a great opportunity for Towngas to leverage its core business strengths, as we have exactly the experience, reputation, technology and skills required by SOEs to develop natural gas markets within large community, industrial and commercial areas.

There is also potential to promote space heating using natural gas because heat supply from coal-fired co-gen (combined heating and power) plants is now insufficient. Towngas is looking to fill this gap by establishing small district central gas boiler plants and marketing individual home-based combi-boiler units. As a start, in November 2004, we concluded a framework agreement to develop a wholly-owned heating and cooling system in the hi-tech industrial development zone of Xian city (XDZ), Shaanxi Province. XDZ is slated for residential as well as commercial expansion and, given Xian's distinct seasons, offers good prospects for gas consumption growth.

In addition, other gas utilisation possibilities are also beginning to emerge. These include gas-fired tri-gen (combined heat, power and cooling), compressed natural gas (CNG) filling stations and gas cooling. Such projects require state-of-the-art engineering experience which Towngas is capable of providing to those cities where we are currently undertaking feasibility studies, such as Xian, Wuhan and Nanjing.

All-in-all, natural gas is a very environmentally-friendly fuel that is price competitive compared to fossil fuel oil, liquefied petroleum gas and electrical power. The uncertainty surrounding high oil prices can only be to the advantage of natural gas in the long-term, as is the continuing expected shortage in the mainland's electricity supply. With a rising energy demand, coupled with the central government's support, the growth prospects for the natural gas market are outstanding, although this requires substantial investment to build infrastructure and make sure cities are ready to adopt natural gas. Towngas is now a dominant downstream player in this 'dash for gas' due to our prudent long-term policy approach to raise our exposure on the mainland.

Joint Venture Investment

The backbone of our mainland strategy rests on joint venture (JV) partnerships. By the end of 2004, we had 29 equity JV city-gas projects, an increase of five JVs over 2003. The majority are already in profit-generating mode and show a high potential for further business expansion through vertical integration and horizontal extension. Natural gas conversion is either well under way or completed in many JVs, facilitating rapid growth in both gas demand and sales of newer, safer appliances.

In 2004, we made our first investment in Northern China by signing a JV agreement with Beijing Gas Group to supply natural gas to the Beijing Economic-Technological Development Area. This puts us in a good position to participate in the capital's expanding natural gas services in the wake of strengthening infrastructure for the 2008 Olympic Games.

We also continued to seek the benefits of synergy in 2004, particularly along the route of the West-to-East gas pipeline which is already delivering gas to most JVs in Eastern China. We consolidated our position in Jiangsu Province by taking a majority stake in a JV in Danyang centred in the middle of a cluster of other Towngas JVs in the province. Setting up a city piped Sino-foreign JV with full management rights in Huzhou, Zhejiang Province, will also help us gain operational efficiency by strengthening our business in both Zhejiang and neighbouring Jiangsu. And establishing a JV in the city of Anqing, Anhui Province, strategically locates us at the junction of Anhui, Hubei and Jiangxi Provinces ready for expansion of our piped gas business to other cities in the region as the natural gas market further develops. In addition, we deepened our penetration into the economically-vibrant Pearl River Delta area by establishing a JV in the industrial city of Shunde, Guangdong Province, renowned for manufacturing household electrical appliances.

This strategy is cementing our foundation for expanding into China's booming industrialising economy.


德管道燃气
许经营合

In May, a city piped gas joint venture was established in Shunde, Guangdong Province, creating further synergy in management and resource allocation for Towngas JVs in the Pearl River Delta area.

mainland china gas business



The Weihai JV, located in Shandong Province, distributes natural gas to local customers via its **LNG receiving terminal**, supporting the central government's policy to promote the use of cleaner energy.


1
2

mainland china gas business

In seeking to establish JVs with substantial shareholding, management and long-term exclusive gas supply rights, we are creating the basis for constructing and operating modern, efficient city-gas systems capable of supporting sizeable gas sales.

Critical Success Factors

The asset management arm of the Group on the mainland, Hong Kong & China Gas Investment Limited (HCIL), is leading the process of transforming our Hong Kong-grown business from a single city to a nation-wide operator; from a single focus to a multi-disciplined business; and from a single location to a multi-hubbed company. HCIL is pioneering the transfer of our corporate management, governance and ethics policies, all crucial factors for developing consumer trust and loyalty. With teams made up of mainland talent and Hong Kong colleagues, the decision-making process is now becoming more accountable, focusing on developing technical skills, organisational behaviour and a corporate culture that is market-orientated and bottomline-geared towards differential products, skill requirements and consumer needs. The launch of a quarterly publication for JV employees has additionally enhanced team spirit and intensified a sense of belonging to the Towngas family across our China partnerships, and is helping to strengthen our image with local officials and customers.

Towngas also brings other advantages to its business partners. We have a long, reputable history for excellence in customer service, engineering and gas marketing that is appreciated by municipal governments seeking partners to facilitate the reform of their otherwise rigid state-owned enterprises. Our customer service know-how creates public confidence and sets us apart from other operators; our expertise in engineering enhances technological effectiveness; and our marketing skills focus on products that are really wanted. All these benefits are encouraging our JV partners to now grasp emerging opportunities in a much more timely fashion.



港华天然气引领新时代
李兆基先生
视察江苏业务
济南港华
与济南市自来水公司
交流服务经验
济南市副市长
视察济南港华
天然气管线全线贯通
开展冬季安全工作
济南市市政系统推广
济南港华服务经验
常州港华

A quarterly publication, originally intended just for joint venture partners, has attracted positive feedback from our key stakeholders interested in our business developments in China and transfer of management culture.

Towngas' City Piped Gas Joint Ventures in Mainland China



	Year of Establishment	Project Investment Rmb Mn	Registered Capital Rmb Mn	Equity Share Rmb Mn
Guangdong Province				
1. Panyu	1994	260	105	80%
2. Zhongshan	1995	240	96	70%
3. Dongyong	1998	132	53	80%
4. Jianke	2002	45	23	70%
5. Shenzhen	2004	1,257	472	30%
6. Shunde	2004	200	100	60%
Central China				
7. Wuhan	2003	1,200	400	50%
Eastern China				
8. Suzhou Industrial Park	2001	245	100	55%
9. Yixing	2001	246	124	80%
10. Taizhou	2002	200	83	65%
11. Changzhou	2003	248	166	50%
12. Nanjing	2003	1,200	600	50%
13. Zhangjiagang	2003	150	60	51%
14. Wujiang	2003	150	60	80%
15. Xuzhou	2004	245	125	80%
16. Danyang	2004	150	60	80%
17. Tongxiang	2003	83	58	76%
18. Huzhou	2004	200	87	95%
19. Maanshan	2003	248	108	50%
20. Anqing	2004	182	73	50%
Shandong Province				
21. Jimo	2001	37	19	90%
22. Laoshan	2002	60	30	60%
23. Zibo	2002	240	106	50%
24. Longkou	2002	84	42	70%
25. Weifang	2003	241	140	50%
26. Jinan	2003	245	100	60%
27. Weihai	2003	245	99	50%
28. Taian	2004	200	80	50%
Northern China				
29. Beijing Economic-Technological Development Area	–*	111	–*	50%

** JV company to be established*

mainland china gas business



Yixing joint venture received a national award in December for its outstanding achievements in promoting the use of natural gas as a cleaner and more energy-efficient fuel in the city's world-famous pottery production.


全国三八红旗集体
中华全国妇女联合会
2004年12月

For example, Yixing JV won a national award in 2004 for promoting the extensive use of cleaner and more energy-efficient natural gas in the city's world-famous pottery production. Likewise, JVs elsewhere were praised by other municipal and provincial governments and local residents for their service provision and safety measures. Such recognition raises the image and status of the Company on the mainland and helps to publicise our corporate brand name.

Our efforts in the coming year will therefore concentrate on growing our city piped gas business to meet rising energy and more environmentally-friendly fuel demands. We will especially look for markets that have a strong economic growth and high industrial and commercial gas load potential. Combined with increasing business diversification opportunities, such as tri-gen, CNG, and possibly utility network design and construction, we remain confident we can profitably replicate our very successful Hong Kong business model on the mainland in the near future.

hong kong core business

HONG KONG'S economy was much more buoyant during the year under review, compared to 2003, partly bolstered by a rise in tourism. A further influx of visitors and extensions of stay are expected when the Hong Kong international theme park opens at Penny's Bay on Lantau Island in 2005. As a result, Towngas gave a large amount of attention in 2004 to preparing for an anticipated increase in gas consumption in the coming year.

Residential and Commercial Activities

Towngas has excellent credentials and competes successfully against other forms of fuel such as electricity, diesel and liquefied petroleum gas (LPG) in Hong Kong. Our knowledge and experience have enabled us to apply increasing sophistication to developing competitive services and products in the last year. The Company saw a modest rise in gas growth during 2004 as property market sentiment picked up, employment improved and deflation disappeared in the second half of the year.

Gas consumption

Although gain in residential customers was up by 2.8 per cent in 2004 to 1.548 million, this did not easily translate into increased gas consumption. Cool weather snaps at the beginning and end of the year only served to highlight


ifc

IFC, a prestigious financial, office, upmarket shopping and restaurant complex, has become both an iconic landmark in Hong Kong, symbolising the turnaround in the economy, and a magnet for visitors with the rebound in tourism.



A sleekly-styled built-in hob, incorporating a user-friendly touch sensitive panel to make heat adjustment easier, was added to our inner-flame product series in 2004.

one of the driest and warmest periods on record for the months in between; government and private developers' housing policies continued to ensure restrictions on the supply of new flats; and as if to make up for limited travel during the SARS crisis, Hong Kong people enthusiastically took the skies.

However, whilst domestic gas sales were lower than expected, this was off-set by commercial consumption which increased 3.8 per cent year-on-year as restaurants and hotels benefited from a surge in visitor arrivals. We are optimistic this knock-on effect will gain even more momentum in 2005 with the inauguration of the Hong Kong international theme park in September.

New products

Towngas' residential customers are very discerning. They expect value for money as well as state-of-the-art features that help to make their lives easier. In March 2004, we therefore launched a new generation gas dryer with larger capacity, faster drying performance and a more stylish appearance. Consumers have welcomed this model upgrade, creating good sales follow-through. We also developed and put to market during the year, an innovative, touch-sensitive, safety-glass built-in hob featuring a higher heat intensity inner-flame. Together with a modular version, this product series is proving popular with the more high-end luxury market. Furthermore, we expanded our LPG products for mid-range customers by designing a temperature-controlled water heater; this complements existing LPG cooking appliances.

Commercial gas appliance sales were well-supported by the introduction of a new, low-noise wok range and noodle cooker during the year, which encouraged greater gas use especially in popular open-kitchen restaurants. The growth in three-star, tour group accommodation

Launched in March, a new model, large-capacity TGC gas clothes dryer saves time by drying faster than similar appliances, making it ideal for today's modern family needs.



also gave a boost to the Blueflame water heating system which is especially suitable for providing small hotels with hot water.

Promotion of products and services

Our objective is always to match our quality products with quality services. At the same time, we recognise that we must not become complacent. There is a need to win over younger generations with very different expectations from those of our more mature, loyal and long-standing customers. We believe in starting early. Towngas Cooking Centre organised cooking demonstrations for over 3,000 students and visited nearly 100 schools in the 2003-04 academic year. A very successful series of cooking activities was also arranged for the Girl Guides in 2004, strengthening our image and arousing the culinary awareness of this popular youth group.

In addition, two promotional competitions were held during the year aimed at stimulating student interest in home-based cuisine. Towngas sponsored the 6th Secondary Schools Flame-Cooking Contest to nurture a cooking culture among young people, and launched a public competition in June, challenging contestants to think creatively by designing a kitchen using state-of-the-art Company products.

These contests were complemented by the findings of a survey in September commissioned by SIMPA, a gas appliance brand marketed by Towngas, which suggested many Hong Kong people rate quality of home life as central to their overall well-being. Cooking and family dining are becoming more important, as is renovating or installing new kitchens and bathrooms. We therefore continued a trend started in 2003, and opened two further contemporary customer service outlets during 2004. Our new-look Towngas Customer Centres are located in prime positions with high population densities to attract maximum usage. They offer a full range of


馳騁廿一世紀
RoadShow

Gas-fired heat generator units evenly distribute hot air for drying spray-painted KMB buses within specially designed booths, helping to considerably reduce the time required to complete this kind of work.

hong kong
core business



Our stylish and contemporary **customer centres** offer a relaxing environment for patrons to browse the latest range of high-quality Towngas appliances and discuss their needs with knowledgeable, friendly and courteous staff.


TGC
Intelligent Glass-top
Built-in Hob
TGC

hong kong core business



Towngas Cooking Centre's redesigned website aims to encourage a love of cooking amongst all generations in Hong Kong by offering a huge variety of practical and demonstration courses, mouth-watering recipes and helpful tips.

services including real-life settings for appliances and innovative interior modification assistance for minor building works, the latter generally not available from product retailers. This value-added service is not only encouraging purchases by saving customers the bother of finding plumbers and installers willing to do small job alterations, but is also enhancing Towngas' standing as a proactive, caring utility business.

Number of Customers

Company (Thousand)


1,600
1,400
1,200
1,000
800
600
400
200
0
00
01
02
03
04

Service Initiatives

Towngas Avenue, our combined up-market retailing and lifestyle outlet, continued to successfully promote its open-kitchen restaurant and self-cooking dining areas during the year, two concepts that have since been widely copied throughout the city.

We also gave particular focus in 2004 to enhancing the public's sense of gas safety, and especially leveraged our good relations with District Councils to foster this objective. Council members visited our main gas plant to gain a better understanding of gas security and attended more informal gatherings to discuss town gas services within the community. This past year, we became increasingly engaged in district-related work on the ground as well. For example, we helped to devise both district development and annual strategic business plans which enabled us to offer a more timely input of our utility expertise.

In other efforts to reach out to our customers, we sought to boost the basics of service provision in 2004. Customer service and selling skills of frontline staff were raised through 'Service Pro', a training and performance measuring programme; we stepped up customer surveys; and we energetically promoted the use of comment cards to solicit on-the-spot opinions on customer centre services. Combined with a major up-grade of our Customer Relationship Management System that took

Results of Towngas Service Pledge 2004

Reliability	Uninterrupted gas supply (over 99.99%)	**99.997%**
	In case of supply interruption on account of maintenance or engineering work (3 days prior notification)	**100%**
	Restoration of gas supply within 12 hours	**99.95%**
Safety	Emergency Team arrives on site within 30 minutes (90% of the time)[1]	**94.24%**
Appointments	Availability of maintenance and installation services within 2 working days	**Average 1.08 days**
Speed and Convenience	Customer Service Hotline (calls answered within 4 rings)	**96.55%**
	Connect or disconnect gas supply within 1 working day	**100%** (upon customer's request)
	Deposit refunded at Customer Centres (2 hours after disconnection of gas supply)	**99.96%** (upon customer's request)
Service Quality	Efficiency[2]	**8.69**
	Courteous and friendly attitude[2]	**8.80**
Handling Suggestions	Reply within 3 working days	**95.29%**
	Resolution, or a statement of when the matter will be resolved, within 2 weeks	**95.23%**

1 Average 19.67 minutes
2 The result was based on monthly surveys conducted from January to December 2004 by an independent research company. Our target is to exceed a score of eight out of ten

place in August, appliance sales, installation orders and maintenance requests are now being handled more quickly and effectively.

These strategies have all contributed to enhancing our reputation in terms of retailing, installation and customer service quality over the year. We were therefore delighted to be the first utility company in Hong Kong to be granted Q-Mark Certification from the Federation of Hong Kong Industries in May, for our excellent products and services. The results of our Service Pledge for 2004, as in preceding years, stand testimony to this award recognition.

Gas Supply

Our emphasis in 2004 was three-fold. We focused on forward planning in anticipation of importing natural gas to the territory by 2006; we continued to develop the gas supply system to cope with future demand; and not least, we concentrated on enhancing public safety.

Natural gas impact

In October 2004, the Legislative Council was briefed on the forthcoming introduction of natural gas into the territory. Natural gas will be delivered from the Liquefied Natural Gas (LNG) terminal in Shenzhen to Towngas'

hong kong core business



Natural gas will partly replace naphtha as feedstock in 2006 and be delivered to our Tai Po gas plant via twin submarine pipelines from the LNG Terminal in Shenzhen, Guangdong.

Tai Po plant via a pair of 34 km, 450 mm-diameter submarine pipelines, starting in 2006. Four town gas production units have already been modified and another four will be completed in the coming two years to accommodate the natural gas intake, which will replace about 60 per cent of the current annual consumption of naphtha feedstock.

Towngas has long looked for ways to enhance cost-effectiveness, sustain supply reliability and preserve our environment. Natural gas will reduce our reliance on oil products and hence, exposure to crude oil price fluctuations. Natural gas is also a very clean, environmentally-friendly fuel that will contribute to improving Hong Kong's air quality.

Network infrastructure and extensions

In 2004, we successfully migrated to a third generation Supervisory Control and Data Acquisition system and also updated our computer mapping system, both of which allowed us to augment monitoring and control of our gas transmission and distribution network. This is extremely important as we seek to expand and further secure our lines of supply to meet Hong Kong's escalating infrastructure growth. In the eastern New Territories, Towngas is now constructing a 24 km, 750 mm-diameter Eastern Transmission Pipeline (ETP), due for completion in 2006. The ETP will not only boost the existing network but equally enlarge our peak gas storage capacity.

During the year, we also focused on extending our gas network to the Hong Kong international theme park where a 13 km trunk main was completed in April 2004. We are now laying service gas supply pipes in the park and working on installations for a special flame effect display at one of the park's adventure water rides.

Number of Customers per km of Mains
(Company)


520
510
500
490
480
470
460
450
440
00
01
02
03
04



Guangdong
LNG Terminal
Shenzhen
Sheung Shui
Fanling
New Territories
TAI PO PLANT
Tin Shui Wai
Yuen Long
Au Tau
Ma On Shan
Sai Kung
Tuen Mun
Chuen Lung
Sha Tin
Tai Lam Kok
Tsuen Wan
Tsing Yi
MTK PLANT
Ta Pang Po
Chek Lap Kok
Hong Kong
International
Theme Park
Kowloon
Kwun
Tong
Tseung Kwan O
Tai Ho
Tung Chung
Hong Kong Island
antau Island
Wong Nai Chung
Chai Wan
Stanley

Existing areas of supply

Planned new areas of supply

Planned high pressure or intermediate pressure town gas pipelines

Completed high pressure town gas pipelines

Completed intermediate pressure town gas pipelines

Proposed natural gas submarine pipeline from Guangdong LNG Terminal

Safety enhancements

In the past two years, cast iron pipes have been associated with some telecom manhole blast incidents that have undermined public confidence in the gas pipeline. As a result, Towngas decided to replace its remaining 30 km of cast iron pipes to allay community unease, subsequently completing this work in December 2004, well within our two-year scheduled framework. At the same time, we took the initiative to design a manhole duct-sealing technique that we hope will be recommended by the government and soon used by all telecom companies to secure their manholes adequately.

Our efforts to foster closer coordination with non-Towngas contractors who excavate ground near our gas pipelines continued unabated in 2004. By providing alignment drawings, monitoring their work, and offering safety advice and training, we have now managed to reduce third-party damage by more than 75 per cent since 1997, the year before we launched a vigorous third-party damage prevention campaign.

We also stepped up the frequency of regular leakage surveys during the year. We increased our checks of metal distribution pipes from twice in 2003 to three times in 2004, and to once a month for remaining cast iron

hong kong core business

pipes prior to their replacement, as an additional safety measure. Overall, our inspection system far exceeds the standards adopted by most other gas corporations in the world and helped to reduce gas leak incidents by 16 per cent in 2004, compared to the previous year.


Towngas

Our 'Rice Dumplings for the Community' programme promotes the time-honoured tradition of making savoury or sweet dumplings and raises funds for the Community Chest at the same time.

Corporate Social Responsibility

Towngas makes every effort to stay abreast of shifting societal concerns regarding its corporate role and responsibilities. We very much care about the community in which we operate and actively seek to foster stronger relationships between the Company, employees and the public.

In the last few years, we have gradually transferred our emphasis from ad hoc charitable activities and sponsorship to structured partnerships which allow us to more closely communicate with our recipients so as to better address their needs. We now focus on providing resources to those who are least able to help themselves, complementing assistance from welfare services.

The elderly are always a priority. Senior citizens look forward to our Towngas Volunteer Team's regular free services, such as hair cutting sessions and distribution of hot soup. Traditional events are particularly well-liked as they evoke happy memories of by-gone days. Towngas' 'Rice Dumplings for the Community' programme was expanded in 2004 by sending packs of materials into schools and encouraging students to take these home and wrap rice dumplings with their families. Tasty dumplings, wrapped by District Council members, Towngas employees and community volunteers in June, and then delivered to the elderly, were very popular. September 2004, was a similarly joyful time when we celebrated the Mid-Autumn Festival with our 'Mooncakes for the Community' programme as this elicited broad smiles on the faces of the elderly when they received these special festive cakes.

Whereas the old are our heritage, the young are our future. Towngas seeks to nurture children's talents, challenge their perceptions and build their competencies through a range of outreach activities. In 2004, we started an arts programme for young new immigrants in collaboration with the Hong Kong Open Print Shop, offering workshops to some 60 children in mask painting, sketching and print-making. In so doing, we aim to foster their creativity, enrich their artistic lives and expand their horizons. We also formed our very own Towngas Brownie unit for children of staff members in May to help develop their potential and their interest in serving the community. Embracing this same mantle, our youth volunteer programme organised a number of leadership and self-confidence boosting events over the summer for young volunteers. One of the highlights for these youngsters was designing a healthy menu and preparing dishes for less-privileged guests at a 'Feast for the Community' gathering.

Following the success of our elderly concession scheme, we initiated a similar programme for people with

To celebrate the Mid-Autumn Festival, Towngas Volunteers held a birthday party for 30 senior citizens where James Kwan, Executive Director and Chief Operating Officer, and well-known TV personalities joined in festive games with our guests.



disabilities in April 2004, in conjunction with the Social Welfare Department and the Hong Kong Council for Social Services. This scheme provides much-needed support in the form of gas consumption discounts and standard charge waivers for disabled persons who require constant assistance. In the same month, in combination with our annual safety inspection visit, we also began offering senior citizens free Personal Emergency maintenance checks to ensure their emergency intercom link to a 24-hour service centre is working correctly.

Towngas people are well-known for their munificence and 2004 saw no exception to their charitable support of the needy. As in previous years, we were a top fund-raiser for the Community Chest's Skip Lunch Day and Green Day.



Our 'Towngas Harmony Campaign' entry also earned us second place in the community relations category of the 6th China Golden Awards for Excellence in Public Relations, a biennial nation-wide competition.

We cannot end our review of 2004 however, without remembering the heartbreaking tsunami disaster in Southeast Asia. Hong Kong people responded with one of the largest donations per head of population in the world. We are proud to be a corporate member of this generous and empathetic community. Towngas, together with our substantial shareholder Henderson Land, bequeathed over HK$8 million to the disaster fund, part of which matched the generous contributions of our employees. As the relief effort goes on, we will continue to monitor how we may help in the future.

Towngas believes in nurturing the enthusiasm of young people through community events and organised a homemade cookie activity for primary school children in December so they could share these treats with their families and the less privileged over Christmas.

diversified business

TOWNGAS has cornered several niche market sectors closely associated with our core business expertise. Our diversified business model, based on a balanced portfolio of activities, includes eco-friendly vehicle gas filling stations, recovery of landfill gas, water and waste management, internet and e-commerce services, and a wholesale telecommunications business.

ECO Energy

Liquefied petroleum gas (LPG) is now powering almost 100 per cent of taxi cabs and more than 26 per cent of public light buses in Hong Kong. This reflects government incentives to encourage substantial reduction in vehicle emissions in recent years. Towngas' LPG refilling business is run by ECO Energy at five dedicated LPG stations located throughout the territory. In 2004, ECO stations sold over 69,000 tonnes of LPG, cornering 33 per cent of market share, and served more than 3.4 million taxi visits. This business continues to generate steady revenue for the Group whilst also enabling us to contribute in a very practical and valuable way to Hong Kong's environmental protection activities.

Following agreement with the operator, ECO's installation of a treatment facility at the North East New Territories (NENT) landfill site to utilise methane recovered from landfill gas as an energy source for town gas production, is progressing well. Connection of a 19 km pipeline to our Tai Po plant and relevant modification works to gas production equipment are on schedule. Use of landfill gas from NENT is expected to commence by early 2006. This project will not only benefit the environment by reducing harmful greenhouse gas emissions arising from the flaring of gas on site, but will also conserve natural resources by using the treated landfill gas to partially replace naphtha as a fuel in the production of town gas. Further landfill gas recovery opportunities are being sought in Hong Kong.

U-Tech

U-Tech is now recognised as a reliable, quality-driven and integrated utility contractor for gas, water, drainage, sewerage, electricity and telecommunications. It has gained a reputation for good co-ordination, reduced construction times and enhanced cost controls.

In 2004, U-Tech commenced building services work on the redevelopment of Towngas' decommissioned Ma Tau Kok South site. This project includes five residential towers, with around 1,800 units, and a shopping mall. U-Tech is the contractor for all building services infrastructure.

U-Tech's extensive experience in trenchless technology such as swagelining, horizontal directional drilling, pipe ramming, pipe bursting and pipe jacking is much sought-after. For example, one of the key requirements of U-Tech's contract for a four-year water pipe rehabilitation project in the New Territories was expertise in advanced trenchless techniques. Other major work in hand includes the construction of a 19 km pipeline from the NENT landfill site to our Tai Po production plant, due to be completed in 2005, and the re-construction of a water service reservoir scheduled for completion in 2006. It is this kind of experience which is positioning U-Tech as a foremost specialist trenchless utility contractor.

P-Tech

A new subsidiary, P-Tech, was established in 2004 to handle processes associated with gas and chemical plant design and the construction business. Currently, P-Tech is working on a water recycling project for the Hong Kong government. The nascent company is designing a sewage treatment plant that will turn effluent into industrial grade water for eventual use in gas production as a source for generating steam at our Tai Po plant.

iCare

iCare continued to expand its retail, e-commerce, IDD and internet businesses in 2004, achieving an annual turnover of more than HK$80 million. In the internet service provider area, a competitive broadband rate helped attract an increasing number of subscriptions from the market and encouraged internet users to upgrade their service. Two further iCare Hotspots were also opened in busy shopping districts during the year, bringing the total number to ten throughout the territory.

Towngas Telecom

In July 2004, Towngas Telecommunications Company Limited (Towngas Telecom), a wholly-owned subsidiary, began operating for business after acquiring Henderson Cyber Limited's Fixed Network Telecommunication Services licence.

Towngas Telecom's primary focus is on the telecommunications wholesale market, providing 'build-to-order' infrastructure and high bandwidth network services to local fixed carriers, global carriers, mobile phone operators and internet service providers. The company's skilful marketing programme has already realised early success by securing orders from key customer sectors.

Leveraging 'Glass-in-Gas' technology, Towngas Telecom's no-dig, environmentally-friendly, fibre optic network is unique in the territory. Laid through Towngas pipelines, the system covers the main commercial districts in Hong Kong. Towngas Telecom's strategy is built around reliability of service, price competitiveness, reputable expertise and respected pedigree.

diversified business



Connection of a pipeline from the NENT landfill site to Tai Po plant will eventually facilitate use of treated

landfill gas

as an energy source for town gas production.



health, safety and the environment

WE believe our employees and business partners should respect healthy and safe workplace practices for the good of themselves and the well-being of the general public. We believe our sustainable development policies should adhere to strong ethical principles and not compromise the preservation and protection of our environment.

Health and Safety

Maintaining the health and safety of all key stakeholders in all our operations is a key priority, be that in our home base of Hong Kong or in partnership with our joint ventures on the mainland. This means we take all possible steps to ensure our employees work in safe environments, our business partners, contractors and suppliers follow safe procedures, and the public are not at risk from gas leakages.

Accident Frequency Rate

Company (Number of accidents per 100,000 man-hours)


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
00
01
02
03
04

Hong Kong

We are mindful that maintaining a healthy working environment for our staff boosts morale and improves productivity. Towngas has, for instance, discouraged smoking in all Company work areas and offices since 1999. We were therefore especially pleased to receive the Hong Kong Smoke Free Workplace Leading Company Award in January 2005, in recognition of our efforts to promote a healthier culture within our business.

Educating staff to work safely is also an important aspect of our overall strategy. To enhance awareness, over 19,500 man-hours were dedicated to training throughout 2004, including holding refresher courses, workshops on new procedures and equipment and hands-on sessions. These programmes were complemented by our annual Safety and Environmental Protection Day, an inter-departmental safety quiz, experience-sharing visits and other safety incentive schemes.

All Company-employed contractors are also required to follow the same strict safety standards that we adopt for our own staff. In 2004 therefore, we introduced a Chinese-language safety handbook for contractors and continued with a range of initiatives that had a proven track record in helping to further safety performance, such as a safety and environmental quiz, safety slogan competition, and safety award scheme. In addition, we inspected over 19,000 third-party site excavations near our pipelines to underline the significance we place on safe work habits. These visits helped to reduce third-party damage by nearly 32 per cent during the year.

With only minor injuries being reported, our Accident Frequency Rate, recording the number of accidents for every 100,000 man-hours worked, decreased to 0.7 in 2004 from 1.03 in 2003, our best performance, along with 2002, for 23 years.

The mainland

Towngas' reputation for gas safety is second-to-none, and well-recognised, on the mainland. This is partly because of the high priority we give to safety and risk management training, and partly because of the safety standards, systems and technologies we recommend to our JV partners. In 2004 for example, we installed sophisticated Supervisory Control and Data Acquisition and computer mapping systems in many JVs such as Nanjing, Maanshan, Changzhou and Yixing, and more JVs are slated for upgrading in 2005. It is this kind of investment that significantly enhances the safety and reliability of our mainland operations, providing a technological leading edge that distinguishes our JV establishments from other local gas companies.



In September, we notched up a particular milestone in our safety activities by holding our first JV senior management safety conference. This was followed by a crisis management workshop in November; both events helped to develop a culture of shared beliefs, common practices and appropriate attitudes. A number of risk and safety training courses were also run for JV employees throughout the year, whilst regular emergency drills and exercises further enhanced handling procedures. Additionally, a gas safety seminar, held for mainland and Hong Kong fire service officials and professionals, was complemented by a 5-day practical fire fighting train-the-trainer course for JV Risk Management staff, the first of its kind ever organised by the Hong Kong Fire Services Department for mainland personnel.

Other safety initiatives included conducting 24 JV loss prevention audits during 2004, launching a personal protective equipment management system for all JVs, and increasing to over 50 per cent the number of JVs carrying out Regular Safety Inspections of residential gas installations. We also held our first JV safety and environmental quiz which we expect to become an annual event, as in Hong Kong.

In December, Towngas gained its first-ever environmental honour in mainland China when we won the 2004 Green Management Award organised by *China Environment Daily*.

health, safety and the environment

Environment

Towngas picked up a raft of environmental awards in 2004. We gained, once more, the highest possible certification for our headquarters building in an independent assessment which recognises the application of rigorous standards to ensure maximum performance and efficiency of buildings. In May, we won the Best Environmental Report prize in the Association of Chartered Certified Accountants Hong Kong Awards for Sustainability Reporting 2003, a testament to the transparency of our sustainability resolve. In November, we were honoured with the 2004 Hong Kong Awards for Industry: Environmental Performance Grand Award in recognition of our strong commitment to the environmental cause and our 'landmark efforts to reduce waste'. In addition, we became the First Energy Champion of *ECO-PAGES 2004*, a publication promoting greater environmental awareness within industry, and won the 2004 Green Management Award organised by *China Environment Daily*.

During the year, we also focused on furthering our partnerships with professional bodies so as to share our perspective and ideas with influential stakeholders in the community. In joining the Business Environment Council as a Council Member in 2004, our intention was to help promote environmental protection in SMEs. We equally strived to arouse the public's appreciation of green issues through our Green Partnership Programme, supporting an environmental walk and eco-visits, sponsoring an environmental photo-taking competition, and encouraging the recycling of metal mooncake containers.



We collect used appliances for recycling waste metal in order to relieve pressure on Hong Kong's landfill sites and use the revenue generated from sales to promote environmental awareness programmes.

Environmental Performance Table

Ozone Layer Protection	99% of our vehicle air conditioning systems now operate with refrigerant R134A. 75% of BCF fire extinguishers have been replaced by dry powder ones since 1995.
Air Quality	Total NOx output was 8.92 kg / TJ of town gas. Total SOx output was 0.08 kg / TJ of town gas. Total CO_2 output was 15.22 metric tonnes / TJ of town gas.
Water Quality	Total waste water output was 10.13 m^3 / TJ of town gas.
Chemical Waste	Total chemical waste output was 1.08 kg / TJ of town gas.
Noise	All installations and operations complied with the statutory requirements. No noise abatement notice has ever been received.

All legal requirements relating to environmental protection were fully complied with.

Indeed, recycling used materials and reducing waste disposal are pivotal axes of our conservation policies. Towngas recycles as much as it can. This ranges from a variety of office materials to lubrication oil, meter caps and safety helmets. In 2004, we made metal recovery a key objective and collected more than 835 metric tonnes of waste metal by recycling used gas appliances and redundant pipes. We also reduced disposal of waste over the year by requesting suppliers to use paper rather than plastic for protecting spare parts and by their replacing expanded polystyrene with paper for packaging in over 80 per cent of Asian imported appliances. Such waste management improvements helped us retain the coveted Gold Wastewi$e logo for the third year running.

Towngas' sustainable development drive additionally targets the decreasing use of energy. The Company looks for ways to work smarter with cleaner and more efficient energy usage. For example, during 2004 we saved over 500,000 kWh of electricity by becoming the first commercial organisation in Hong Kong to replace air-cooled condensers with water-cooled evaporative chillers. We also started another energy conservation project in 2004, with the construction of initial infrastructure to harness gas from the NENT landfill site for town gas production rather than flaring off to the atmosphere.

To achieve our environmental goals, we look for equal consistency across our mainland JV businesses, as well as compliance from contractors and suppliers to meet our requirements. We therefore published an environmental manual for JVs and an environmental handbook for contractors and dealers during 2004. All JVs and associated business partners also received Towngas' Health, Safety and Environmental Report for 2003, our second such report, released in November.

employees and change development

WE seek to create a workforce who are experts in their discipline yet also have breadth of vision to initiate new ideas and talent to put these into practice. As we accelerate our expansion into the mainland, we are training more staff to take on future opportunities and build business growth. As at 31 December 2004, the total number of employees of the Group and its affiliates was 9,715 (5,635 in 2003), of which 1,954 were engaged in the town gas business (1,986 in 2003).

Skills Development

In 2004, we began training to establish consistent and professional performance across a range of frontline activities, such as service centres, outdoor sales, Towngas Avenue outlets and hotline contacts. Senior staff are being coached to act as role models and mentors.

Turnover per Employee

Company (HK$ thousand)


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
00
01
02
03
04

Encouraging employees to be creative in their thinking is key to their own self-development and the innovative progress of the Company. In 2004, 800 Superior Quality Service (SQS) team members concluded 71 projects, generating over HK$20 million in tangible benefits. SQS teams are also now very active within JVs and our first JV Quality Day in September, attended by government officials, quality associations and business partners, was both tribute and testimony to the emerging importance of quality services in our mainland businesses.

Other China initiatives in 2004 aimed to further strengthen development of quality principles, instill greater individual accountability and promote ability and know-how. For example, the Guangzhou Technical Training Centre ran courses in customer service, marketing and sales, leadership development and time management; middle managers were redeployed across JVs to widen their experience; and top JV managers attended a management training workshop tailored exclusively to public utilities, jointly organised by Towngas and The Chinese University of Hong Kong.

Cultural Appreciation

To ensure Towngas staff are capable of fully engaging in the Group's mainland business strategy, and conversely that JV personnel fully appreciate the Company's safety, ethical and quality service values, assimilation and awareness training took place in both Hong Kong and the mainland during 2004.

Seminars for Hong Kong staff covered conducting commercial transactions and management of personnel on the mainland. A number of look-and-see tours were also arranged to enable prospective secondees to get a better feel for our China operations.

To familiarise mainland staff with Towngas' ways of working, corporate induction programmes, workshops for senior JV service staff and western social skills' practicals were held throughout 2004 in Hong Kong.

All our training divisions also worked together to set up a train-the-trainer scheme in 2004, to create a pool of local mainland trainers able to act as support for essential skills coaching within JVs.

Technical Competence

Constantly evolving technology and faster rates of product development mean Towngas requires engineers whose skills are completely up to date. We address this challenge through a basket of work-based learning opportunities.

With interactive e-learning packages an essential corollary to classroom technical training, several new modules were introduced in 2004 covering newly-launched appliances. We also re-activated a trainee fitter scheme during the year to secure sufficient manpower coverage for future pipeline construction and maintenance of our underground gas network.

On the mainland, the Guangzhou Technical Training Centre launched a technical certification programme in 2004 to ensure technicians offer a standard of safety equivalent to that in Hong Kong. A second training centre in Jinan, Shandong Province, is due to come on stream in early 2005 to build up local talent at a faster pace.


港华优质服务日

Our first JV Quality Day was held in 2004, signifying the growth of quality concepts within our mainland businesses.

employees and change development

Cultivating business on the mainland depends to some extent on getting across our name, reputation, mission and products to consumers and key potential stakeholders. The Guangzhou Technical Training Centre played its part in 2004 by participating in national gas and training conferences and helping to draft training plans for the gas industry in Guangdong Province.

Next Generation

Our blueprint for training the next generation lies in professional post-degree accreditation and mainland exposure. The aim is to consolidate and enrich graduate trainees' (GTs) engineering knowledge and cultural awareness as we prepare these young people to become future leaders within the Group.

One of our GTs came first in the UK's Institute of Gas Engineers and Managers Young Persons Paper Competition in 2004, while a GT team won the Hong Kong Management Game in July, an exercise in group co-operation to outbid competitors. We were also delighted that two Towngas GTs took first and second place in the coveted Hong Kong Institution of Engineers Trainee of the Year Award 2004.

The Guangzhou Technical Training Centre started its own GT programme in 2004, with an intake of eight university graduates. In time, these GTs will form a pool of competent local gas practitioners who will work more closely with Hong Kong staff to take our business technically forward on the mainland.

Town Gas Sales per Employee

Company (million MJ)


16
14
12
10
8
6
4
2
0
00
01
02
03
04

financial resources review

Liquidity and Capital Resources

As at 31st December 2004, the Group had a net borrowing position of HK$540 million (31st December 2003: HK$284 million). After taking into account of the trading securities portfolio of HK$812 million (31st December 2003: HK$393 million), net liquid funds as at 31st December 2004 amounted to HK$272 million (31st December 2003: HK$109 million).

During the year, the Company repurchased 28,882,000 shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$414 million in cash. Furthermore, investments have been made to a number of promising city-gas JVs in mainland China amounting to HK$722 million in 2004 (2003: HK$1,468 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2004, the Group's bank borrowings amounted to HK$2,742 million (31st December 2003: HK$2,282 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio (net borrowing / shareholders' funds) for the Group as at 31st December 2004 stayed healthily at around 3 per cent (31st December 2003 at around 2 per cent).

Contingent Liabilities

As at 31st December 2004, the Group provided guarantees totalling HK$929 million (31st December 2003: HK$998 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and JVs in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in marketable securities and financial instruments. As at 31st December 2004, the investments amounted to HK$1,437 million (31st December 2003: HK$1,254 million). During the year, the performance of the Group's investments in securities was satisfactory.

five-year financial statistics

Earnings and Dividends per Share
(HK$)


0.6
0.5
0.4
0.3
0.2
0.1
0
00
01
02
03
04

■ Earnings per Share

□ Dividends per Share

Turnover and Gas Sales
(HK$ million)


9,000
7,500
6,000
4,500
3,000
1,500
0
00
01
02
03
04

■ Turnover

□ Gas Sales

Total Fixed Assets
(HK$ million)


18,000
15,000
12,000
9,000
6,000
3,000
0
00
01
02
03
04

■ Fixed Assets (Cost or Valuation)

□ Accumulated Depreciation

Capital Expenditure
(HK$ million)


1,200
1,000
800
600
400
200
0
00
01
02
03
04

■ Capital Expenditure

□ Depreciation

2004 financial analysis

Analysis of Turnover



Others
6%
Gas Sales (Residential) 45%
9% Equipment Sales
5% Gas Sales (Industrial)
35%
Gas Sales (Commercial)

Analysis of Expenditure



Network
8%
Others
8%
Other Production Costs 6%
17% Marketing & Equipment Costs
4% Customer Services
Fuel Cost 50%
7% Corporate Administration

comparison of ten-year results

	2004	2003	2002
HIGHLIGHTS (Company)			
Number of Customers as at 31st December	**1,562,278**	1,520,166	1,470,738
Town gas Sales, million MJ	**27,137**	27,002	26,641
Installed Capacity, thousand m^3 per day	**11,210**	11,000	11,000
Maximum Daily Demand, thousand m^3	**6,694**	5,848	5,695
TURNOVER & PROFIT	**HK$ M**	HK$ M	HK$ M
Turnover	**8,154.0**	7,288.8	6,878.0
Profit before Taxation	**3,717.9**	3,799.7	3,581.0
Taxation	**(653.3)**	(735.2)	(523.7)
Profit after Taxation	**3,064.6**	3,064.5	3,057.3
Minority Interests	**(12.9)**	(13.6)	(9.6)
Profit Attributable to Shareholders	**3,051.7**	3,050.9	3,047.7
Dividends	**1,966.7**	1,975.2	1,991.8
ASSETS & LIABILITIES			
Fixed Assets	**10,308.4**	9,644.3	9,324.2
Associated Companies	**3,385.1**	2,703.8	2,539.8
Jointly Controlled Entities	**2,597.6**	2,558.9	241.6
Investment Securities	**624.3**	861.3	1,651.9
Current Assets	**6,588.7**	5,991.4	6,420.0
Current Liabilities	**(3,802.1)**	(3,203.7)	(2,539.3)
Non-Current Liabilities	**(1,968.7)**	(1,852.0)	(1,688.1)
Minority Interests	**(339.2)**	(222.5)	(121.5)
NET ASSETS	**17,394.1**	16,481.5	15,828.6
CAPITAL & RESERVES			
Share Capital	**1,403.7**	1,410.9	1,422.7
Share Premium	**3,907.8**	3,907.8	3,907.8
Reserves	**10,791.2**	9,864.8	9,189.2
Proposed Dividend	**1,291.4**	1,298.0	1,308.9
	17,394.1	16,481.5	15,828.6
Earnings per Share, HK Dollar	**0.54**	0.54	0.54
Dividends per Share, HK Dollar	**0.35**	0.35	0.35
Dividend Cover	**1.55**	1.54	1.53

2001	2000	1999	1998	1997	1996	1995
1,407,408	1,329,161	1,265,354	1,206,236	1,149,441	1,095,910	1,044,799
26,564	26,057	24,687	23,943	23,906	22,989	21,972
11,000	11,000	11,000	11,000	11,000	11,000	11,118
5,530	5,650	5,786	5,164	4,687	4,554	4,394
HK$ M	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M
6,857.4	6,650.9	5,842.3	5,426.6	5,583.8	4,796.9	4,252.7
3,656.9	3,579.1	3,322.0	3,074.6	2,639.1	2,224.8	1,835.1
(470.0)	(445.8)	(423.3)	(422.9)	(362.9)	(284.8)	(200.1)
3,186.9	3,133.3	2,898.7	2,651.7	2,276.2	1,940.0	1,635.0
(4.2)	(2.3)	(0.2)	4.2	7.1	6.1	0.5
3,182.7	3,131.0	2,898.5	2,655.9	2,283.3	1,946.1	1,635.5
1,830.5	1,798.1	1,642.4	1,511.9	1,384.4	1,046.9	870.3
11,862.6	11,635.9	11,439.8	11,265.9	11,160.7	10,923.7	10,483.6
2,460.2	2,440.1	2,625.5	2,337.0	1,989.3	925.6	627.4
208.7	25.0	–	–	–	–	–
1,490.2	627.7	446.2	414.5	383.5	68.5	68.5
4,398.4	8,546.2	6,802.4	7,203.3	5,649.7	6,761.1	4,483.7
(2,194.5)	(2,122.3)	(1,050.6)	(1,947.0)	(870.8)	(3,384.2)	(1,639.9)
(896.3)	(1,025.4)	(960.7)	(914.2)	(1,072.1)	(2,518.0)	(2,366.0)
(128.7)	(50.0)	(47.2)	(43.3)	(54.3)	(57.4)	(28.3)
17,200.6	20,077.2	19,255.4	18,316.2	17,186.0	12,719.3	11,629.0
1,300.9	1,284.4	1,177.1	1,079.7	984.4	748.0	621.9
4,037.1	4,165.5	4,283.2	4,334.7	4,431.2	1,353.2	1,404.2
10,665.7	13,445.7	12,712.2	11,908.3	10,864.8	9,929.9	9,030.7
1,196.9	1,181.6	1,082.9	993.5	905.6	688.2	572.2
17,200.6	20,077.2	19,255.4	18,316.2	17,186.0	12,719.3	11,629.0
0.53	0.51	0.47	0.42	0.38	0.33	0.28
0.32	0.29	0.26	0.24	0.22	0.18	0.15
1.74	1.74	1.76	1.76	1.65	1.86	1.88

report of the directors

The Directors have pleasure in submitting to Shareholders their Report and the Audited Accounts for the year ended 31st December 2004 which are to be presented at the Annual General Meeting to be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Wednesday, 4th May 2005.

Principal activities

The principal activities of the Company continue to be the production, distribution and marketing of gas and related activities. The particulars of the principal subsidiaries are shown on pages 90 to 92 of this Annual Report. Turnover and contribution to operating profit are mainly derived from activities carried out in Hong Kong.

Results and appropriations

The results of the Group for the year ended 31st December 2004 are set out in the consolidated profit and loss account on page 54 of this Annual Report.

An interim dividend of HK 12 cents per share was paid to shareholders on 25th October 2004 and the Directors recommend a final dividend of HK 23 cents per share payable on 5th May 2005 to shareholders whose names are on the register of members on 22nd April 2005.

Financial summary

A summary of the results of the Group for the past nine financial years is set out on pages 46 and 47 of this Annual Report.

Reserves

Movements in reserves of the Group and the Company during the year are set out in Note 29 to the Accounts.

Fixed assets

Movements in fixed assets of the Group and the Company including the details of properties under development are shown in Note 12 to the Accounts.

Share capital

Movements in share capital of the Company are shown in Note 27 to the Accounts.

Bank loans and overdrafts

Particulars of the bank loans and overdrafts of the Group are provided in Note 24 to the Accounts.

Financial assistance and guarantees to affiliated companies

As at 31st December 2004, the Group has provided financial assistance and guarantees to certain of its associated companies and jointly controlled entities (collectively "the affiliated companies") totalling HK$4,716 million, representing approximately 27 per cent of the Group's net assets. Pursuant to Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in force prior to 31st March 2004, which remains applicable to results announcements in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, a proforma combined balance sheet of the affiliated companies as at 31st December 2004 is set out below:

	HK$ Million
Non-Current Assets	29,921
Current Assets	2,134
Current Liabilities	(6,076)
Non-Current Liabilities	(19,348)
Net Assets	6,631
Share Capital	1,452
Reserves	5,179
Capital and Reserves	6,631

As at 31st December 2004, the consolidated attributable interest of the Group in these affiliated companies amounted to HK$1,593 million. Particulars of the financial assistance and guarantees provided to the affiliated companies are shown in Notes 14, 15 and 30 and committed capital injection for the affiliated companies is shown in 31(b) to the Accounts.

Charitable donations

Charitable donations made by the Group in 2004 amounted to HK$1,098,000 (2003: HK$1,072,000).

Directors

At the Annual General Meeting held on 5th May 2004, Mr. Colin Lam Ko Yin and Mr. Lee Ka Shing were re-elected as Directors of the Company. Dr. Lee Shau Kee, Mr. Liu Lit Man, Mr. Leung Hay Man, Dr. Lee Hon Chiu, Dr. The Hon. David Li Kwok Po, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Chan Wing Kin and Mr. Kwan Yuk Choi held office throughout the year. Dr. Lee Hon Chiu retired as Director effective 1st January 2005.

According to the Company's Articles of Association, one-third of the non-executive directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97, Mr. Lee Ka Kit and Mr. Leung Hay Man are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment.

Biographical details of directors

The biographical details of Directors and senior management who are also executive directors are set out on pages 11 and 12 of this Annual Report.

Disclosure of interests

A. Directors

As at 31st December 2004, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares

Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Total	%**
The Hong Kong and China Gas Company Limited	Dr. Lee Shau Kee	3,226,174		2,157,017,776 (Note 5)		2,160,243,950	38.47
	Mr. Liu Lit Man	1,672,894				1,672,894	0.03
	Dr. The Hon. David Li Kwok Po	12,022,832				12,022,832	0.21
	Mr. Ronald Chan Tat Hung	1,940				1,940	0.00
	Mr. Lee Ka Kit				2,157,017,776 (Note 4)	2,157,017,776	38.42
	Mr. Chan Wing Kin	102,825*				102,825*	0.00
	Mr. Kwan Yuk Choi	36,300	41,129			77,429	0.00
	Mr. Lee Ka Shing				2,157,017,776 (Note 4)	2,157,017,776	38.42
Lane Success Development Limited	Dr. Lee Shau Kee			9,500 (Note 6)		9,500	95
	Mr. Lee Ka Kit				9,500 (Note 6)	9,500	95
	Mr. Lee Ka Shing				9,500 (Note 6)	9,500	95
Primeland Investment Limited	Dr. Lee Shau Kee			95 (Note 7)		95	100
	Mr. Lee Ka Kit				95 (Note 7)	95	100
	Mr. Lee Ka Shing				95 (Note 7)	95	100
Yieldway International Limited	Dr. Lee Shau Kee			2 (Note 8)		2	100
	Mr. Lee Ka Kit				2 (Note 8)	2	100
	Mr. Lee Ka Shing				2 (Note 8)	2	100

* These shares were jointly held by Mr. Chan Wing Kin and his spouse.

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or associated corporation.

report of the directors

Save as mentioned above, as at 31st December 2004, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

B. Substantial Shareholders and Others

As at 31st December 2004, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%**
Substantial Shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited (Note 1)	1,159,024,597	20.64
	Timpani Investments Limited (Note 1)	1,643,249,599	29.27
	Henderson Investment Limited (Note 1)	2,072,571,545	36.91
	Kingslee S.A. (Note 1)	2,072,571,545	36.91
	Henderson Land Development Company Limited (Note 1)	2,072,571,545	36.91
	Henderson Development Limited (Note 2)	2,076,538,017	36.98
	Hopkins (Cayman) Limited (Note 3)	2,157,017,776	38.42
	Riddick (Cayman) Limited (Note 4)	2,157,017,776	38.42
	Rimmer (Cayman) Limited (Note 4)	2,157,017,776	38.42
Persons other than Substantial Shareholders	Macrostar Investment Limited (Note 1)	429,321,946	7.65
	Medley Investment Limited (Note 1)	484,225,002	8.62

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.

Save as mentioned above, as at 31st December 2004, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,072,571,545 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Henderson Investment Limited ("HI"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of HI. Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD"), owned 73.48% of total issued shares in HI.

2. Henderson Development Limited ("HD") beneficially owned 61.87% of the total issued shares of HLD. Of these 2,076,538,017 shares, 2,072,571,545 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,157,017,776 shares, 2,076,538,017 shares represented the shares described in Notes 1 and 2 and 80,479,759 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,157,017,776 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of SFO.

5. These 2,157,017,776 shares included the shares described in Notes 1 to 4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of SFO.

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of SFO.

7. These 95 shares in Primeland Investment Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 30 shares) and a wholly-owned subsidiary of HLD (as to 65 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of SFO.

8. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of SFO.

Service contracts

No Director proposed for re-election at the forthcoming Annual General Meeting has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Interests in contracts and connected transactions

During the year, the Group has entered into the following transactions and arrangements as described below with persons who are "connected" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Yieldway International Limited ("Yieldway") is the holding company of the residential development at Inland Lot No. 8955, also known as Grand Promenade ("Development"). The Company, through Pathview Properties Limited ("Pathview"), a wholly-owned subsidiary of the Company, and Henderson Land Development Company Limited, through its wholly-owned subsidiary, hold 50% each of the issued share capital in Yieldway. Pathview had entered into a loan facility letter ("Loan Facility") with Yieldway on 22nd September 2004 in relation to the Development. Pursuant to the Loan Facility, Pathview agreed, upon demand by Yieldway, to provide loans to Yieldway in proportion to its shareholding in Yieldway. The maximum amount of Loans available to Yieldway under the Loan Facility was limited to HK$110,000,000.

Between 31st March 2004 and 29th July 2004, Pathview had also advanced, in aggregate, an amount of approximately HK$108,000,000 to Yieldway on the same terms and conditions as the Loan Facility. This principal amount, together with accrued interest of approximately HK$624,000, had been fully repaid by Yieldway on 16th August 2004.

Save as the above, no Director has, or at any time during the year had, an interest, in any way, directly or indirectly, in any contract with the Company or its subsidiaries which was significant in relation to the business of the Company.

Management contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Purchase, sale or redemption of own shares

During the year, the Company repurchased 28,882,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$412,720,900 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest HK$	Price per Share Lowest HK$	Aggregate Consideration Paid HK$
July 2004	4,923,000	13.50	12.65	64,392,650
September 2004	11,296,000	14.75	13.70	161,162,750
October 2004	12,663,000	14.95	14.45	187,165,500
Total	28,882,000			412,720,900

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the year.

report of the directors

Major customers and suppliers

The percentages of the purchases attributable to the Group's largest supplier and the five largest suppliers were 26 per cent and 57 per cent respectively during the year. None of the Directors, their associates, or any shareholder (who to the knowledge of the Directors owned more than 5 per cent of the Company's share capital) had any interest in the Group's five largest suppliers. The percentage of the turnover attributable to the Group's five largest customers is less than 30 per cent during the year.

Corporate governance

The Group understands that its business legitimacy – with shareholders, with investors, with customers, with suppliers, with employees, with the community – relies on all stakeholders having trust and faith in the Group to take care of their needs and fulfil its responsibility to the society in which it operates. The Group's value system defines its approach to corporate governance. The Group is dedicated to disclosing accurate accounting and financial information, abiding by sound business and ethical principles, following Hong Kong laws, listing rules and regulations, benchmarking itself against applicable codes and standards, and setting realistic objectives to ensure healthy investment returns and a realistically robust share price. As such, the Company fully complied with the Code of Best Practice as previously set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year.

The Board is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategy and financial performance. The Board has three Executive Directors and eight Non-executive Directors. Four of the eight Non-executive Directors, including Dr. Lee Hon Chiu, Independent Non-executive Director, who retired as Director with effect from 1st January 2005 are independent to ensure that proposed strategies protect all shareholders' interests. Directors' fees are recommended by the Board and then submitted to shareholders for approval. The Company does not operate any share option scheme. Board Committees monitor effective compliance. The Audit Committee reviews the Company's current financial standing, considers the nature and scope of audit reports, and ensures internal control systems operate in accordance with applicable standards and conventions. The Investment Committee of the Retirement Schemes manages retirement schemes and advises the trustees on investment policy. The Treasury Committee reviews, advises and formulates strategies related to investment activities.

Audit committee

The Audit Committee was formed in May 1996. During the year under review, members of the Audit Committee were Dr. The Hon. David Li Kwok Po, Mr. Liu Lit Man, Dr. Lee Hon Chiu (retired as Director with effect from 1st January 2005) and Mr. Leung Hay Man (all of the above were Independent Non-executive Directors). The Audit Committee has reviewed the unaudited interim accounts and the audited annual accounts for 2004. Audit Committee meetings were held twice during the financial year.

Auditors

The Accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment at a fee to be agreed by the Board.

Lee Shau Kee

Chairman

Hong Kong, 11th March 2005

auditors' report

TO THE SHAREHOLDERS OF THE HONG KONG AND CHINA GAS COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 54 to 92 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 11th March 2005

consolidated profit and loss account

for the year ended 31st December 2004

	Note	2004 HK$ M	2003 HK$ M
Turnover	2	**8,154.0**	7,288.8
Operating Profit before Returns on Investments	3	**3,356.7**	3,274.1
Investment Income		**113.8**	148.9
Interest Income		**95.8**	74.5
Interest Expense	4	**(8.4)**	(5.5)
Share of Profits less Losses of Associated Companies		**108.5**	300.3
Share of Profits less Losses of Jointly Controlled Entities		**51.5**	7.4
Profit before Taxation	5	**3,717.9**	3,799.7
Taxation	8	**(653.3)**	(735.2)
Profit after Taxation		**3,064.6**	3,064.5
Minority Interests		**(12.9)**	(13.6)
Profit Attributable to Shareholders	9	**3,051.7**	3,050.9
Dividends	10	**1,966.7**	1,975.2
Earnings per Share, HK cents	11	**54.2**	53.9

The notes on pages 59 to 92 form part of these accounts.

consolidated balance sheet

as at 31st December 2004

	Note	2004 HK$ M	2003 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	12	**10,308.4**	9,644.3
Associated Companies	14	**3,385.1**	2,703.8
Jointly Controlled Entities	15	**2,597.6**	2,558.9
Investment Securities	16	**624.3**	861.3
		16,915.4	15,768.3
Current Assets			
Properties under Development for Sale	17	**1,262.3**	1,105.7
Inventories	18	**732.7**	658.5
Debtors and Payment in Advance	19	**1,451.7**	1,688.9
Housing Loans to Staff	20	**127.1**	147.5
Trading Securities	21	**812.2**	392.6
Time Deposits, Cash and Bank Balances	22	**2,202.7**	1,998.2
		6,588.7	5,991.4
Current Liabilities			
Trade and Other Payables	23	**(878.9)**	(700.4)
Provision for Taxation		**(180.8)**	(221.8)
Bank Loans and Overdrafts	24	**(2,742.4)**	(2,281.5)
		(3,802.1)	(3,203.7)
Net Current Assets		**2,786.6**	2,787.7
Total Assets less Current Liabilities		**19,702.0**	18,556.0
Non-Current Liabilities			
Customers' Deposits		**(937.0)**	(890.3)
Deferred Taxation	25	**(985.3)**	(905.0)
Deferred Liabilities	26	**(46.4)**	(56.7)
		(1,968.7)	(1,852.0)
Minority Interests		**(339.2)**	(222.5)
Net Assets		**17,394.1**	16,481.5
Capital and Reserves			
Share Capital	27	**1,403.7**	1,410.9
Share Premium	28	**3,907.8**	3,907.8
Reserves	29	**10,791.2**	9,864.8
Proposed Dividend	29	**1,291.4**	1,298.0
		17,394.1	16,481.5

Approved by the Board of Directors on 11th March 2005

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 59 to 92 form part of these accounts.

balance sheet

as at 31st December 2004

	Note	2004 HK$ M	2003 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	12	**8,620.2**	8,402.2
Subsidiaries	13	**3,367.5**	3,051.7
Associated Companies	14	**269.3**	418.3
Jointly Controlled Entities	15	**66.8**	9.2
Investment Securities	16	**15.5**	15.5
		12,339.3	11,896.9
Current Assets			
Inventories	18	**661.6**	626.1
Debtors and Payment in Advance	19	**1,282.2**	1,316.0
Housing Loans to Staff	20	**127.1**	147.5
Trading Securities	21	**53.5**	–
Time Deposits, Cash and Bank Balances	22	**712.2**	870.1
		2,836.6	2,959.7
Current Liabilities			
Trade and Other Payables	23	**(472.8)**	(543.5)
Provision for Taxation		**(142.9)**	(183.9)
Bank Loans and Overdrafts	24	**(309.6)**	(408.4)
		(925.3)	(1,135.8)
Net Current Assets		**1,911.3**	1,823.9
Total Assets less Current Liabilities		**14,250.6**	13,720.8
Non-Current Liabilities			
Customers' Deposits		**(937.0)**	(890.3)
Deferred Taxation	25	**(931.0)**	(870.6)
Deferred Liabilities	26	**(46.4)**	(56.7)
		(1,914.4)	(1,817.6)
Net Assets		**12,336.2**	11,903.2
Capital and Reserves			
Share Capital	27	**1,403.7**	1,410.9
Share Premium	28	**3,907.8**	3,907.8
Reserves	29	**5,733.3**	5,286.5
Proposed Dividend	29	**1,291.4**	1,298.0
		12,336.2	11,903.2

Approved by the Board of Directors on 11th March 2005

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 59 to 92 form part of these accounts.

consolidated cash flow statement

for the year ended 31st December 2004

	Note	2004 HK$ M	2004 HK$ M	2003 HK$ M	2003 HK$ M
Net Cash Inflow from Operating Activities	33		**3,349.5**		3,048.2
Investing Activities					
Receipt from Sale of Fixed Assets		**4.6**		0.9	
Purchase of Fixed Assets		**(1,007.4)**		(676.9)	
Payment for Properties under Development		**(175.5)**		(61.0)	
Increase in Investments in Associated Companies		**(99.5)**		(7.6)	
Increase in Loans to Associated Companies		**(217.8)**		(316.4)	
Repayment of Loans by Associated Companies		**214.1**		479.9	
Increase in Investment in Jointly Controlled Entities		**(179.5)**		(712.9)	
Increase in Loans to Jointly Controlled Entities		**(914.2)**		(1,626.4)	
Repayment of Loans by Jointly Controlled Entities		**1,159.5**		28.4	
Prepayment for Investment in a PRC Joint Venture		**–**		(256.0)	
Acquisition of a Subsidiary	34	**(6.1)**		1.7	
Sale of Investments in Securities		**957.6**		1,986.7	
Purchase of Investments in Securities		**(1,090.2)**		(1,058.7)	
Decrease in Time Deposits over three months		**45.4**		390.8	
Interest Received	35	**100.0**		85.6	
Dividends Received from Investments in Securities		**33.2**		43.6	
Dividends Received from an Associated Company		**1.5**		–	
Net Cash Used in Investing Activities			**(1,174.3)**		(1,698.3)
Financing					
Shares Repurchased	29	**(413.8)**		(450.6)	
Repayment to Minority Shareholders	36	**(1.7)**		(0.8)	
Capital Injection by Minority Shareholders	36	**17.7**		25.3	
Increase in Bank Loans	36	**4,465.5**		3,257.5	
Repayment of Bank Loans	36	**(4,004.3)**		(2,724.3)	
Interest Paid	35	**(19.8)**		(22.4)	
Dividends Paid	29	**(1,973.3)**		(1,982.5)	
Net Cash Used in Financing Activities			**(1,929.7)**		(1,897.8)
Increase/ (Decrease) in Cash and Cash Equivalents			**245.5**		(547.9)
Cash and Cash Equivalents at 1st January			**1,589.9**		2,142.7
Effect of Foreign Exchange Rate Changes			**4.6**		(4.9)
Cash and Cash Equivalents at 31st December			**1,840.0**		1,589.9
Analysis of the Balances of Cash and Cash Equivalents					
Cash and Bank Balances			**454.1**		301.7
Time Deposits up to three months			**1,394.2**		1,296.8
Bank Overdrafts			**(8.3)**		(8.6)
			1,840.0		1,589.9

The notes on pages 59 to 92 form part of these accounts.

consolidated statement of changes in equity

for the year ended 31st December 2004

	Note	2004 HK$ M	2003 HK$ M
Total Equity as at 1st January		**16,481.5**	15,828.6
Gains not recognised in the Profit and Loss Account			
Share of Revaluation Surplus of an Associated Company	29	**248.0**	35.1
Profit Attributable to Shareholders for the year	29	**3,051.7**	3,050.9
Shares Repurchased	29	**(413.8)**	(450.6)
Dividends Paid	29	**(1,973.3)**	(1,982.5)
Total Equity as at 31st December		**17,394.1**	16,481.5

The notes on pages 59 to 92 form part of these accounts.

notes to the accounts

1. Principal Accounting Policies

(a) Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Hong Kong Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention as modified by the revaluation of certain land, properties under development and trading securities.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operation and financial position.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/ negative goodwill or goodwill/ negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Subsidiaries

Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital.

Investments in subsidiaries are stated in the accounts of the Company at cost less provision, if necessary, for any impairment, plus amounts due from/ to the relevant companies.

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d) Associated Companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of the associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/ negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet, investments in associated companies are stated at cost less provision, if necessary, for any impairment. The results of the associated companies are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

notes to the accounts

1. Principal Accounting Policies (continued)

(e) Jointly Controlled Entities

A jointly controlled entity is a joint venture whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and also goodwill/ negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet, investments in jointly controlled entities are stated at cost less provision, if necessary, for any impairment. The results of the jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(f) Foreign Currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences arising therefrom are dealt with as a movement in reserves.

(g) Fixed Assets

Fixed assets other than properties under development are stated at cost or valuation less accumulated depreciation and accumulated impairment. Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their estimated useful lives. The capitalised costs in respect of capital work in progress include direct materials, direct labour costs, subcontracting costs and other direct overheads.

Properties under development are investments in land and buildings in which construction work has not been completed and which, upon completion, management intends to hold for investment purposes. These properties are carried at cost or valuation which include development expenditures incurred, capitalised interest and other direct costs attributable to the development less any impairment. On completion, the properties are transferred to investment properties.

Depreciation of fixed assets is calculated on a straight-line basis to write off the cost or valuation less accumulated impairment of each asset over its estimated useful life commencing from the month following the date of commissioning or acquisition.

1. Principal Accounting Policies (continued)

(g) Fixed Assets (continued)

Depreciation periods are as follows:

Land	Over unexpired terms of the leases
Capital Work in Progress	No depreciation
Properties under Development	No depreciation
Vehicles, Office Furniture and Equipment	5 – 10 years
Compressors	10 years
Production Plant	10 – 30 years
Meters and Installations	10 – 20 years
Risers, Gasholders, Office, Store and Buildings	30 years
Gas Mains	40 years

During the year, the Directors have reviewed the useful lives of the production plant at Tai Po and considered it appropriate to revise its estimated useful lives from 25 to 30 years. This represents a change in accounting estimates and the Group's depreciation charge for the current year was reduced by approximately HK$20.8 million.

Effective from 1st January 1994, no further revaluations of the Group's land and properties under development have been carried out. The Group places reliance on paragraph 80 of SSAP 17, "Property, Plant and Equipment", which provides exemption from the need to make regular revaluations for such assets.

The carrying amounts of fixed assets are reviewed at each balance sheet date to assess whether their recoverable amounts have declined below their carrying amounts. If there is any indication that a fixed asset is impaired, the recoverable amount of the relevant asset is estimated and where relevant, an impairment is recognised to reduce the asset to its recoverable amount. Such an impairment is recognised in the profit and loss account except where the asset is carried at valuation and the impairment does not exceed the revaluation surplus for the same asset, in which case it is treated as a revaluation decrease.

Profit or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the asset is transferred to retained earnings and is shown as a movement in reserves.

(h) Investments in Securities

Investments in securities represent equity and debt securities. Securities which are intended to be held on a continuing basis and for an identified long-term purpose are classified as investment securities. Securities not classified as investment securities are classified as trading securities.

(i) Investment Securities

Investment securities are stated at cost less any provision for impairment.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of the relevant security will be reduced to its fair value. The impairment is recognised as an expense in the profit and loss account. The impairment is written back to the profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

notes to the accounts

1. Principal Accounting Policies (continued)

(h) Investments in Securities (continued)

(ii) Trading Securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from changes in fair values of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(i) Properties under Development for Sale

Properties under development for sale are stated at the lower of carrying amount and net realisable value. Carrying amount includes the fair value of the land at the date of transfer from properties under development previously included in fixed assets and development expenditures incurred, capitalised interest and other direct costs attributable to the development.

Net realisable value represents the estimated selling price as determined by reference to prevailing market conditions, less the estimated costs to be incurred in completing and selling the property.

(j) Inventories

Inventories comprise stores and materials and work in progress, and are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of overheads. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(k) Accounts Receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(l) Cash and Cash Equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from the date of investment and bank overdrafts.

(m) Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(n) Revenue Recognition

(i) Town gas sales – based on gas consumption derived from meter readings.
(ii) Liquefied petroleum gas sales – upon completion of the gas filling transaction.
(iii) Equipment sales – upon completion of installation work or when equipment, materials and parts are delivered to customers and title has passed.
(iv) Maintenance, services and other charges – when services are provided and invoiced.
(v) Interest income – recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.
(vi) Dividend income – recognised when the right to receive payment is established.
(vii) Sales of investments in securities – recognised upon the conclusion of the contract notes.

1. Principal Accounting Policies (continued)

(o) Operating Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing companies are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(p) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) Employee Benefits

(i) Salaries, bonuses and paid annual leave are accrued in the year in which the associated services are rendered by employees to the Group.

(ii) The Group operates a number of defined contribution and defined benefit retirement schemes and the assets of the schemes are held separately from those of the Group in independently administered funds. The retirement schemes are funded by payments from employees and by the Group, taking into account the recommendations of independent qualified actuaries.

Defined contribution retirement schemes

The Group contributes to defined contribution retirement schemes and Mandatory Provident Fund schemes which are available to salaried employees. The Group's contributions to these retirement schemes are calculated as a percentage of the employees' basic salaries or relevant income and are expensed as incurred. No forfeited contributions have been utilised by the Group to reduce the existing contributions.

Defined benefit retirement schemes

The Group also operates two defined benefit retirement schemes. The Workmen Retirement Scheme provides benefit to employees based on final salary and the Local Employees Provident Scheme provides benefit based on fixed contributions with a guaranteed return. For the Local Employees Provident Scheme, as the contributions made by the Group and the employees before 1st July 2003 are subject to minimum guaranteed return, this part of the scheme constitutes a defined benefit scheme. Effective from 1st July 2003, members have been offered investment choices without any minimum guaranteed return, this part of the scheme is therefore a defined contribution scheme because the minimum guaranteed return is no longer applicable.

The Group's net obligation in respect of the defined benefit retirement schemes is calculated separately for each scheme using the projected unit credit method. The costs of providing scheme benefit are charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with advice of the actuaries who carry out a full valuation of the schemes annually. The benefit obligation is measured as the present value of the estimated future benefit that employees have earned for their service in the current and prior years using interest rates of government bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefit becomes vested.

notes to the accounts

1. Principal Accounting Policies (continued)

(r) Provisions and Contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

2. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Group	
	2004	2003
	HK$ M	HK$ M
Gas Sales before Fuel Cost Adjustment	**6,202.7**	5,940.0
Fuel Cost Adjustment	**666.5**	184.7
Gas Sales after Fuel Cost Adjustment	**6,869.2**	6,124.7
Equipment Sales	**769.8**	759.3
Maintenance and Services	**236.5**	231.0
Other Sales	**278.5**	173.8
	8,154.0	7,288.8

3. Operating Profit before Returns on Investments

	Group	
	2004 HK$ M	2003 HK$ M
Turnover	**8,154.0**	7,288.8
Less Expenses:		
Stores and Materials Used	**(2,953.3)**	(2,185.4)
Manpower Costs (Note 6)	**(719.7)**	(708.7)
Depreciation	**(449.8)**	(440.8)
Other Operating Items	**(674.5)**	(679.8)
Operating Profit before Returns on Investments	**3,356.7**	3,274.1

4. Interest Expense

	Group	
	2004 HK$ M	2003 HK$ M
Interest on Bank Loans and Overdrafts	**19.7**	20.9
Interest on Customers' Deposits	**0.2**	0.1
	19.9	21.0
Less: Amount Capitalised	**(11.5)**	(15.5)
	8.4	5.5

notes to the accounts

5. Profit before Taxation

	Group	
	2004 HK$ M	2003 HK$ M
Profit before Taxation is stated after crediting and charging the following:		
Crediting:		
Dividend Income from Equity Securities		
– Listed	**31.8**	42.5
– Unlisted	**1.4**	1.1
Interest Income from Debt Securities		
– Listed	**7.5**	30.8
– Unlisted	**49.3**	9.0
Exchange Gain	**23.5**	2.4
Net Realised and Unrealised Gains on Investments in Securities	**57.1**	97.7
Charging:		
Cost of Inventories Sold	**3,203.7**	2,496.2
Depreciation	**449.8**	440.8
Operating Lease Rentals – Land and Buildings	**23.2**	23.6
Auditors' Remuneration	**2.4**	2.0
Net Loss on Residential Maintenance (Note)	**0.7**	0.5
Note		
Analysis of Net Loss on Residential Maintenance:		
Residential Maintenance Revenue	**(169.5)**	(164.7)
Less Expenses:		
Salaries and Wages	**88.9**	87.4
Other Operating and Administrative Expenses	**81.3**	77.8
Net Loss	**0.7**	0.5

6. Manpower Costs

	Group	
	2004 HK$ M	2003 HK$ M
Salaries and Wages	**629.8**	605.9
Pension Costs – Defined Contribution Retirement Schemes	**90.6**	51.8
Pension Costs – Defined Benefit Retirement Schemes (Note 26)	**(0.7)**	51.0
	719.7	708.7

7. Directors' and Senior Management's Emoluments

(a) Directors' Emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2004 HK$ M	2003 HK$ M
Fees	**1.6**	1.6
Salaries, Allowances and Benefits in Kind	**10.2**	10.6
Performance Bonus	**16.7**	11.2
Contributions to Retirement Scheme	**6.5**	6.4
	35.0	29.8

Number of directors whose emoluments fell within:

Emoluments Band (HK$ M)	2004	2003
0.0 – 1.0	**8**	8
8.5 – 9.0	**–**	2
9.0 – 9.5	**2**	–
10.5 – 11.0	**–**	1
15.0 – 15.5	**1**	–

During the year, the independent non-executive directors of the Company received directors' fees of HK$0.5 million (2003: HK$0.4 million) and gas allowances of HK$0.2 million (2003: HK$0.2 million).

(b) Five Highest Paid Individuals

The above analysis includes three (2003: three) individuals whose emoluments were among the five highest in the Group. Details of the emoluments payable to the remaining two (2003: two) individuals are as follows:

	2004 HK$ M	2003 HK$ M
Salaries, Allowances and Benefits in Kind	**3.4**	3.6
Performance Bonus	**3.5**	3.4
Contributions to Retirement Scheme	**0.9**	0.9
	7.8	7.9

Number of individuals whose emoluments fell within:

Emoluments Band (HK$ M)	2004	2003
3.0 – 3.5	**1**	1
4.0 – 4.5	**1**	1

notes to the accounts

8. Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	Group 2004 HK$ M	2003 HK$ M
Company and Subsidiaries:		
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year	**568.9**	565.7
Current Taxation – (Over)/ Under provision in prior years	**(26.2)**	33.1
Deferred Taxation relating to the origination and reversal of temporary differences	**80.3**	40.2
Deferred Taxation resulting from the increase in tax rate from 16% in 2002 to 17.5% in 2003	**–**	73.2
	623.0	712.2
Share of Taxation attributable to:		
Associated Companies	**12.0**	15.7
Jointly Controlled Entities	**18.3**	7.3
	653.3	735.2

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group 2004 HK$ M	2003 HK$ M
Profit before Taxation	**3,717.9**	3,799.7
Calculated at a taxation rate of 17.5% (2003: 17.5%)	**650.6**	664.9
Effect of different taxation rates in other countries	**11.4**	10.5
Income not subject to taxation	**(30.7)**	(90.8)
Expenses not deductible for taxation purposes	**29.8**	37.1
Utilisation of previously unrecognised tax losses	**(10.2)**	–
Unrecognised tax losses	**9.0**	7.2
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**–**	73.2
Recognition of previously unrecognised temporary differences	**19.6**	–
(Over)/ Under provision in prior years	**(26.2)**	33.1
	653.3	735.2

9. Profit Attributable to Shareholders

Profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$2,820.1 million (2003: HK$2,515.0 million).

10. Dividends

	Company	
	2004	2003
	HK$ M	HK$ M
Interim, paid of HK 12 cents per ordinary share (2003: HK 12 cents per ordinary share)	**675.3**	677.2
Final, proposed of HK 23 cents per ordinary share (2003: HK 23 cents per ordinary share)	**1,291.4**	1,298.0
	1,966.7	1,975.2

At a meeting held on 11th March 2005, the directors declared a final dividend of HK 23 cents per ordinary share for the year ended 31st December 2004. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2005.

11. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,051.7 million (2003: HK$3,050.9 million) and the weighted average of 5,634,259,405 shares in issue (2003: 5,655,604,405 shares) after adjusting for the shares repurchased during the year.

12. Fixed Assets

	Land HK$ M Note (a)	Properties under Development HK$ M Note (b)	Buildings, Plant, Mains & Other Equipment HK$ M Note (c)	Total HK$ M
Group				
Cost or Valuation				
At 1st January 2004	1,921.3	204.4	12,849.7	14,975.4
Additions	3.3	19.7	1,122.0	1,145.0
Acquisition of a Subsidiary	–	–	36.0	36.0
Disposals/ Write off	–	–	(116.7)	(116.7)
At 31st December 2004	1,924.6	224.1	13,891.0	16,039.7
Accumulated Depreciation				
At 1st January 2004	335.0	–	4,996.1	5,331.1
Charge for the year	39.8	–	410.0	449.8
Acquisition of a Subsidiary	–	–	31.5	31.5
Disposals/ Write off	–	–	(81.1)	(81.1)
At 31st December 2004	374.8	–	5,356.5	5,731.3
Net Book Value				
At 31st December 2004	1,549.8	224.1	8,534.5	10,308.4
At 31st December 2003	1,586.3	204.4	7,853.6	9,644.3
Company				
Cost or Valuation				
At 1st January 2004	1,771.9	–	11,823.7	13,595.6
Additions	–	–	617.5	617.5
Disposals	–	–	(75.9)	(75.9)
At 31st December 2004	1,771.9	–	12,365.3	14,137.2
Accumulated Depreciation				
At 1st January 2004	328.4	–	4,865.0	5,193.4
Charge for the year	36.7	–	361.7	398.4
Disposals	–	–	(74.8)	(74.8)
At 31st December 2004	365.1	–	5,151.9	5,517.0
Net Book Value				
At 31st December 2004	1,406.8	–	7,213.4	8,620.2
At 31st December 2003	1,443.5	–	6,958.7	8,402.2

12. Fixed Assets (continued)

Note (a): Land

(i) The analysis of Cost or Valuation of Land is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$ M	HK$ M	**HK$ M**	HK$ M
Items stated at:				
Cost	**364.6**	361.3	**211.9**	211.9
1993 Valuation	**1,560.0**	1,560.0	**1,560.0**	1,560.0
	1,924.6	1,921.3	**1,771.9**	1,771.9

Land at North Point and Tai Po Industrial Estate was revalued by an independent qualified valuer, Chesterton Petty Limited, as at 31st December 1993 on an open market value basis. The carrying amount of these two pieces of land of the Group and the Company would have been HK$90.0 million (2003: HK$92.1 million) had they been carried at cost less accumulated depreciation.

(ii) The Net Book Value of Land is analysed as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$ M	HK$ M	**HK$ M**	HK$ M
Held in Hong Kong:				
On medium term leases	**1,494.0**	1,518.5	**1,406.8**	1,429.2
On long term leases	**–**	14.3	**–**	14.3
Held outside Hong Kong:				
On medium term leases	**55.2**	52.9	**–**	–
On long term leases	**0.6**	0.6	**–**	–
	1,549.8	1,586.3	**1,406.8**	1,443.5

Note (b): Properties under Development

Properties under Development represent the commercial portion of the Ma Tau Kok South property development. The analysis of Cost or Valuation of Properties under Development is as follows:

	Group	
	2004	2003
	HK$ M	HK$ M
Items stated at:		
Cost	**32.1**	12.4
1993 Valuation, less impairment	**192.0**	192.0
	224.1	204.4

notes to the accounts

12. Fixed Assets (continued)

Note (c): Buildings, Plant, Mains and Other Equipment

	Buildings, Plant & Equipment HK$ M	Mains & Risers HK$ M	Meters & Installations HK$ M	Capital Work in Progress HK$ M	Total HK$ M
Group					
Cost					
At 1st January 2004	4,053.7	6,172.1	1,401.3	1,222.6	12,849.7
Additions	143.0	206.4	208.0	564.6	1,122.0
Acquisition of a Subsidiary	36.0	–	–	–	36.0
Transfers from Capital Work in Progress	58.7	375.9	1.8	(436.4)	–
Disposals/ Write off	(110.8)	(0.2)	(5.7)	–	(116.7)
At 31st December 2004	4,180.6	6,754.2	1,605.4	1,350.8	13,891.0
Accumulated Depreciation					
At 1st January 2004	2,245.4	1,982.3	768.4	–	4,996.1
Charge for the year	169.6	156.9	83.5	–	410.0
Acquisition of a Subsidiary	31.5	–	–	–	31.5
Disposals/ Write off	(75.9)	–	(5.2)	–	(81.1)
At 31st December 2004	2,370.6	2,139.2	846.7	–	5,356.5
Net Book Value					
At 31st December 2004	1,810.0	4,615.0	758.7	1,350.8	8,534.5
At 31st December 2003	1,808.3	4,189.8	632.9	1,222.6	7,853.6
Company					
Cost					
At 1st January 2004	3,717.6	5,709.6	1,391.6	1,004.9	11,823.7
Additions	45.4	8.3	198.1	365.7	617.5
Transfers from Capital Work in Progress	0.1	237.1	–	(237.2)	–
Disposals	(70.7)	–	(5.2)	–	(75.9)
At 31st December 2004	3,692.4	5,955.0	1,584.5	1,133.4	12,365.3
Accumulated Depreciation					
At 1st January 2004	2,175.1	1,922.9	767.0	–	4,865.0
Charge for the year	146.5	132.9	82.3	–	361.7
Disposals	(69.6)	–	(5.2)	–	(74.8)
At 31st December 2004	2,252.0	2,055.8	844.1	–	5,151.9
Net Book Value					
At 31st December 2004	1,440.4	3,899.2	740.4	1,133.4	7,213.4
At 31st December 2003	1,542.5	3,786.7	624.6	1,004.9	6,958.7

13. Subsidiaries

	Company	
	2004 HK$ M	2003 HK$ M
Unlisted Shares, at Cost	**31.2**	31.2
Amounts due from Subsidiaries	**7,029.4**	5,833.7
	7,060.6	5,864.9
Amounts due to Subsidiaries	**(3,693.1)**	(2,813.2)
	3,367.5	3,051.7

The principal subsidiaries of the Company are shown on pages 90 to 92 of the accounts.

14. Associated Companies

	Group		Company	
	2004 HK$ M	2003 HK$ M	2004 HK$ M	2003 HK$ M
Share of Net Assets	**1,207.9**	506.2	**–**	–
Loans to Associated Companies	**2,177.2**	2,197.6	**269.3**	418.3
	3,385.1	2,703.8	**269.3**	418.3

Loans to associated companies are mainly for the financing of properties development projects and the amounts are unsecured, interest free and have no fixed terms of repayment. Particulars of the associated companies as at 31st December 2004 are listed below:

Name	Note	Issued Share Capital/ Registered Capital	Percentage of the Group's Equity Interest	Place of Incorporation/ Operation	Principal Activity
GH-Fusion Limited		200 shares of US$1 each	50	British Virgin Islands	Investment Holding
Lane Success Development Limited	(i)	10,000 shares of HK$1 each	45	Hong Kong	Property Development
Primeland Investment Limited	(ii)	95 shares of US$1 each	32	British Virgin Islands/ Hong Kong	Investment Holding
Shenzhen Gas Corporation Limited	(iii)	RMB 472.0 million	30	People's Republic of China ("PRC")	Gas Sales and Related Businesses
Zibo Lubo Gas Company Limited		RMB 50.0 million	27	PRC	Gas Sales and Related Businesses

notes to the accounts

14. Associated Companies (continued)

Notes

(i) The Group holds a 45 per cent interest in Lane Success Development Limited whose principal activity is the development of King's Park Hill project. The property development project is a joint development with Henderson Land Development Limited and has been completed for sale.

(ii) The Group has an effective interest of 15 per cent in the Airport Railway Hong Kong Station project through its 32 per cent interest in Primeland Investment Limited. The project, which includes office, commercial and hotel properties, is being developed in phases up to 2005.

(iii) The Group has acquired a 30 per cent equity interest in Shenzhen Gas Corporation Limited whose principal activity is city gas business in the Shenzhen Special Economic Zone.

15. Jointly Controlled Entities

	Group		Company	
	2004 HK$ M	2003 HK$ M	**2004 HK$ M**	2003 HK$ M
Investment at Cost	**–**	–	**65.9**	9.4
Share of Net Assets	**988.0**	739.1	**–**	–
Loans to Jointly Controlled Entities	**1,609.6**	1,848.5	**0.9**	–
Loan from a Jointly Contolled Entity	**–**	(28.7)	**–**	(0.2)
	2,597.6	2,558.9	**66.8**	9.2

Loans to jointly controlled entities include a HK$902.3 million (2003: HK$1,534.6 million) loan to Yieldway International Limited for the Sai Wan Ho property development project, also known as the Grand Promenade which is a joint development with Henderson Land Development Limited. This loan is unsecured and interest bearing at the aggregate of 2 per cent per annum and the cost of funding of the lending subsidiary. The loan will be repaid in full on the earlier of the actual completion date of the construction of the development project and 31st December 2005. Other loans to jointly controlled entities of HK$722.4 million (2003: HK$313.9 million) are all provided to our PRC joint ventures, which are unsecured and interest free with no fixed terms of repayment, except for the loans to our Nanjing joint venture of HK$141.5 million (2003: nil), that are unsecured, interest bearing with fixed rates ranging from 2.88 per cent to 3.06 per cent per annum and fully repayable within ten years.

15. Jointly Controlled Entities (continued)

Particulars of the jointly controlled entities as at 31st December 2004 are listed below:

Name	Issued Share Capital/ Registered Capital	Percentage of the Group's Equity Interest	Place of Incorporation/ Operation	Principal Activity
Yieldway International Limited	2 shares of HK$1 each	50	Hong Kong	Property Development
* Anqing Hong Kong and China Gas Company Limited	RMB 36.5 million	50	PRC	Gas Sales and Related Businesses
Changzhou Hong Kong and China Gas Company Limited	RMB 166.0 million	50	PRC	Gas Sales and Related Businesses
Maanshan Hong Kong and China Gas Company Limited	RMB 107.5 million	50	PRC	Gas Sales and Related Businesses
Nanjing Hong Kong and China Gas Company Limited	RMB 600.0 million	50	PRC	Gas Sales and Related Businesses
* Shunde Hong Kong and China Gas Company Limited	RMB 100.0 million	60	PRC	Gas Sales and Related Businesses
Suzhou Hong Kong and China Gas Company Limited	RMB 100.0 million	55	PRC	Gas Sales and Related Businesses
* Taian Taishan Hong Kong and China Gas Company Limited	RMB 80.0 million	50	PRC	Gas Sales and Related Businesses
Weifang Hong Kong and China Gas Company Limited	RMB 140.0 million	50	PRC	Gas Sales and Related Businesses
Weihai Hong Kong and China Gas Company Limited	RMB 99.2 million	50	PRC	Gas Sales and Related Businesses
Wuhan Natural Gas Company Limited	RMB 400.0 million	50	PRC	Gas Sales and Related Businesses
Zibo Hong Kong and China Gas Company Limited	RMB 56.0 million	50	PRC	Gas Sales and Related Businesses

* Newly formed during the year

16. Investment Securities

	Group 2004 HK$ M	Group 2003 HK$ M	Company 2004 HK$ M	Company 2003 HK$ M
Debt Securities (Note a)	**267.8**	501.9	**–**	–
Equity Securities (Note b)	**356.5**	359.4	**15.5**	15.5
	624.3	861.3	**15.5**	15.5
Market Value of Listed Investments	**771.8**	1,023.7	**16.7**	14.3
Notes				
(a) Debt Securities				
Unlisted	**23.3**	35.1	**–**	–
Listed – overseas	**244.5**	466.8	**–**	–
	267.8	501.9	**–**	–
(b) Equity Securities				
Unlisted	**38.6**	–	**–**	–
Listed				
Hong Kong	**317.9**	356.5	**15.5**	15.5
Overseas	**–**	2.9	**–**	–
	356.5	359.4	**15.5**	15.5

17. Properties under Development for Sale

Properties under development for sale represent the residential portion of the Ma Tau Kok South property development project (the "Project"). On 2nd August 2002, the Group entered into a development agreement with Henderson Land Development Limited and its subsidiaries (collectively "Henderson") under which Henderson paid to the Group a sum of HK$380.5 million for an entitlement to 27 per cent of the net sales proceeds of the residential portion of the Project. Under the same agreement, Henderson was appointed to provide certain property development related services and materials to the Project for a total amount not exceeding HK$97.0 million. During the year, the Group paid HK$18.5 million (2003: HK$2.4 million) in respect of this.

	Group 2004 HK$ M	Group 2003 HK$ M
Cost		
At 1st January	**1,486.2**	1,432.1
Additions	**156.6**	54.1
	1,642.8	1,486.2
Less: Proceeds received	**(380.5)**	(380.5)
At 31st December	**1,262.3**	1,105.7

18. Inventories

	Group 2004 HK$ M	Group 2003 HK$ M	Company 2004 HK$ M	Company 2003 HK$ M
Stores and Materials	**403.4**	256.7	**359.3**	229.2
Work in Progress	**329.3**	401.8	**302.3**	396.9
	732.7	658.5	**661.6**	626.1

At 31st December 2004, the amount of stores and materials of the Group and the Company carried at net realisable value amounted to HK$137.9 million (2003: HK$126.9 million).

19. Debtors and Payment in Advance

	Group 2004 HK$ M	Group 2003 HK$ M	Company 2004 HK$ M	Company 2003 HK$ M
Trade Debtors (Note)	**1,153.4**	1,034.0	**1,081.1**	986.3
Other Debtors and Receivables	**256.3**	596.0	**189.2**	287.5
Payment in Advance	**42.0**	58.9	**11.9**	42.2
	1,451.7	1,688.9	**1,282.2**	1,316.0

Note

The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 31st December 2004, the aging analysis of the trade debtors, net of provision, was as follows:

	Group 2004 HK$ M	Group 2003 HK$ M	Company 2004 HK$ M	Company 2003 HK$ M
0 – 30 days	**989.6**	870.7	**937.1**	847.5
31 – 60 days	**51.4**	43.2	**47.3**	41.8
61 – 90 days	**21.1**	25.8	**20.0**	24.3
Over 90 days	**91.3**	94.3	**76.7**	72.7
	1,153.4	1,034.0	**1,081.1**	986.3

notes to the accounts

20. Housing Loans to Staff

The housing loans to staff includes loan made to a director of the Company disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance as follows:

	Balance at 31/12/2004 HK$ M	Balance at 31/12/2003 HK$ M	Maximum Balance Outstanding during 2004 HK$ M
James Kwan Yuk Choi	**1.8**	2.2	**2.2**

The outstanding loan to Mr. James Kwan Yuk Choi is secured by a mortgage on the property purchased. The loan is repayable up to December 2006 by monthly installments which include interest at an annual rate of 3 per cent below the best lending rate in Hong Kong.

21. Trading Securities

	Group		Company	
	2004 HK$ M	2003 HK$ M	**2004 HK$ M**	2003 HK$ M
Debt Securities (Note a)	**757.4**	346.7	**53.5**	–
Equity Securities (Note b)	**54.8**	45.9	**–**	–
	812.2	392.6	**53.5**	–
Notes				
(a) Debt Securities				
Unlisted	**744.8**	191.0	**53.5**	–
Listed				
Overseas	**12.6**	155.7	**–**	–
	757.4	346.7	**53.5**	–
(b) Equity Securities				
Listed				
Hong Kong	**28.8**	29.2	**–**	–
Overseas	**26.0**	16.7	**–**	–
	54.8	45.9	**–**	–

22. Time Deposits, Cash and Bank Balances

	Group		Company	
	2004 HK$ M	2003 HK$ M	2004 HK$ M	2003 HK$ M
Time Deposits up to three months	**1,394.2**	1,296.8	**314.9**	442.0
Time Deposits over three months	**354.4**	399.7	**321.8**	364.9
	1,748.6	1,696.5	**636.7**	806.9
Cash and Bank Balances	**454.1**	301.7	**75.5**	63.2
	2,202.7	1,998.2	**712.2**	870.1

23. Trade and Other Payables

	Group		Company	
	2004 HK$ M	2003 HK$ M	2004 HK$ M	2003 HK$ M
Trade Creditors (Note)	**262.2**	126.3	**143.5**	73.3
Other Creditors and Accruals	**616.7**	574.1	**329.3**	470.2
	878.9	700.4	**472.8**	543.5

Note

At 31st December 2004, the aging analysis of the trade creditors was as follows:

	Group		Company	
	2004 HK$ M	2003 HK$ M	2004 HK$ M	2003 HK$ M
0 – 30 days	**229.6**	109.9	**143.1**	73.2
31 – 60 days	**14.6**	5.3	**0.4**	0.1
61 – 90 days	**2.4**	1.9	**–**	–
Over 90 days	**15.6**	9.2	**–**	–
	262.2	126.3	**143.5**	73.3

notes to the accounts

24. Bank Loans and Overdrafts

	Group 2004 HK$ M	Group 2003 HK$ M	Company 2004 HK$ M	Company 2003 HK$ M
Bank Loans	**2,734.1**	2,272.9	**301.3**	399.8
Bank Overdrafts	**8.3**	8.6	**8.3**	8.6
	2,742.4	2,281.5	**309.6**	408.4

25. Deferred Taxation

The movement in the deferred taxation is as follows:

	Group 2004 HK$ M	Group 2003 HK$ M	Company 2004 HK$ M	Company 2003 HK$ M
At 1st January	**905.0**	791.6	**870.6**	777.0
Charged to Profit and Loss Account (Note 8)	**80.3**	113.4	**60.4**	93.6
At 31st December	**985.3**	905.0	**931.0**	870.6

Prior to offsetting of balances within the same taxation jurisdiction, the movement in deferred tax assets and liabilities during the year is as follows:

Group

Deferred Tax Liabilities

	Accelerated Tax Depreciation		Others		Total	
	2004 HK$ M	2003 HK$ M	2004 HK$ M	2003 HK$ M	2004 HK$ M	2003 HK$ M
At 1st January	**903.6**	803.6	**17.8**	9.6	**921.4**	813.2
Charged to Profit and Loss Account	**68.1**	100.0	**2.7**	8.2	**70.8**	108.2
At 31st December	**971.7**	903.6	**20.5**	17.8	**992.2**	921.4

Deferred Tax Assets

	Provisions		Tax Losses		Total	
	2004 HK$ M	2003 HK$ M	2004 HK$ M	2003 HK$ M	2004 HK$ M	2003 HK$ M
At 1st January	**(10.9)**	(13.4)	**(5.5)**	(8.2)	**(16.4)**	(21.6)
Charged to Profit and Loss Account	**6.4**	2.5	**3.1**	2.7	**9.5**	5.2
At 31st December	**(4.5)**	(10.9)	**(2.4)**	(5.5)	**(6.9)**	(16.4)
Net Deferred Taxation at 31st December					**985.3**	905.0

25. Deferred Taxation (continued)

Company

Deferred Tax Liabilities

	Accelerated Tax Depreciation	
	2004 HK$ M	2003 HK$ M
At 1st January	**882.0**	787.6
Charged to Profit and Loss Account	**54.2**	94.4
At 31st December	**936.2**	882.0

Deferred Tax Assets

	Provisions	
	2004 HK$ M	2003 HK$ M
At 1st January	**(11.4)**	(10.6)
Charged/ (Credited) to Profit and Loss Account	**6.2**	(0.8)
At 31st December	**(5.2)**	(11.4)
Net Deferred Taxation at 31st December	**931.0**	870.6

26. Deferred Liabilities

	Group		Company	
	2004 HK$ M	2003 HK$ M	**2004 HK$ M**	2003 HK$ M
Retirement Benefit Liabilities (Note)	**46.4**	56.7	**46.4**	56.7

Note

The Group operates two defined benefit retirement schemes in Hong Kong, namely the Workmen Retirement Scheme and the Local Employees Provident Scheme. The Workmen Retirement Scheme is a final salary defined benefit scheme. The Local Employees Provident Scheme provides benefits based on accumulated contributions with investment returns. The contributions made by the Group and the employees before 1st July 2003 are subject to a minimum guaranteed return, and because of the minimum guaranteed return, this part of the Local Employees Provident Scheme constitutes a defined benefit scheme. Effective from 1st July 2003, members have been offered investment choices without any minimum guaranteed return. The contributions made by the Group and the employees since 1st July 2003 are invested in the investment choices chosen by the employees. This part of the Local Employees Provident Scheme is a defined contribution scheme because the minimum guaranteed return is no longer applicable.

notes to the accounts

26. Deferred Liabilities (continued)

The amounts recognised in the balance sheet are determined as follows:

	Group and Company	
	2004 HK$ M	2003 HK$ M
Present Value of Funded Obligations	**1,749.4**	1,696.1
Fair Value of Plan Assets	**(1,847.3)**	(1,725.8)
Present Value of Overfunded Obligations	**(97.9)**	(29.7)
Unrecognised Actuarial Gains	**144.3**	86.4
Liability in the Balance Sheet	**46.4**	56.7

The pension plan assets include the Company's ordinary shares with a fair value of HK$79.6 million (2003: HK$59.9 million).

The amounts recognised in the profit and loss account are as follows:

	Group and Company	
	2004 HK$ M	2003 HK$ M
Current Service Cost	**10.0**	48.6
Interest Cost	**92.8**	89.7
Expected Return on Plan Assets	**(103.2)**	(89.4)
Net Actuarial (Gains)/ Losses Recognised	**(0.3)**	2.1
Total	**(0.7)**	51.0

The actual return on plan assets was HK$242.8 million (2003: HK$307.8 million).

Movement in the liability recognised in the balance sheet:

	Group and Company	
	2004 HK$ M	2003 HK$ M
At 1st January	**56.7**	48.0
Total Expense – as shown above	**(0.7)**	51.0
Contribution Paid	**(9.6)**	(42.3)
At 31st December	**46.4**	56.7

26. Deferred Liabilities (continued)

The principal actuarial assumptions used are as follows:

	2004 %	2003 %
Discount Rate	**4.5**	5.5
Expected Rate of Return on Plan Assets	**6.0**	6.0
Expected Rate of Future Salary Increases	**3.5**	3.5

27. Share Capital

	Ordinary Shares of HK$0.25 each			
	Number of Shares		Nominal Value	
	2004	2003	**2004 HK$ M**	2003 HK$ M
Authorised:				
At 1st January and at 31st December	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At 1st January	**5,643,651,988**	5,690,855,988	**1,410.9**	1,422.7
Repurchase of Shares	**(28,882,000)**	(47,204,000)	**(7.2)**	(11.8)
At 31st December	**5,614,769,988**	5,643,651,988	**1,403.7**	1,410.9

28. Share Premium

	Group and Company	
	2004 HK$ M	2003 HK$ M
At 1st January and 31st December	**3,907.8**	3,907.8

notes to the accounts

29. Reserves

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
Group					
At 1st January 2004	3,061.4	3,320.0	156.0	3,327.4	9,864.8
Profit Attributable to Shareholders	–	–	–	3,051.7	3,051.7
Share of Revaluation Surplus of an Associated Company	248.0	–	–	–	248.0
Shares Repurchased	–	–	7.2	(413.8)	(406.6)
2003 Final Dividend proposed	–	–	–	1,298.0	1,298.0
2003 Final Dividend paid	–	–	–	(1,298.0)	(1,298.0)
2004 Interim Dividend paid	–	–	–	(675.3)	(675.3)
At 31st December 2004	3,309.4	3,320.0	163.2	5,290.0	12,082.6
Company and Subsidiaries	3,013.7	3,320.0	163.2	4,820.4	11,317.3
Associated Companies	295.7	–	–	427.3	723.0
Jointly Controlled Entities	–	–	–	42.3	42.3
	3,309.4	3,320.0	163.2	5,290.0	12,082.6
Balance after 2004 Final Dividend proposed	3,309.4	3,320.0	163.2	3,998.6	10,791.2
2004 Final Dividend proposed	–	–	–	1,291.4	1,291.4
	3,309.4	3,320.0	163.2	5,290.0	12,082.6
Company					
At 1st January 2004	1,450.8	3,320.0	156.0	359.7	5,286.5
Profit Attributable to Shareholders	–	–	–	2,820.1	2,820.1
Shares Repurchased	–	–	7.2	(413.8)	(406.6)
2003 Final Dividend proposed	–	–	–	1,298.0	1,298.0
2003 Final Dividend paid	–	–	–	(1,298.0)	(1,298.0)
2004 Interim Dividend paid	–	–	–	(675.3)	(675.3)
At 31st December 2004	1,450.8	3,320.0	163.2	2,090.7	7,024.7
Balance after 2004 Final Dividend proposed	1,450.8	3,320.0	163.2	799.3	5,733.3
2004 Final Dividend proposed	–	–	–	1,291.4	1,291.4
	1,450.8	3,320.0	163.2	2,090.7	7,024.7

29. Reserves (continued)

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
Group					
At 1st January 2003	3,026.3	3,820.0	144.2	2,198.7	9,189.2
Profit Attributable to Shareholders	–	–	–	3,050.9	3,050.9
Share of Revaluation Surplus of an Associated Company	35.1	–	–	–	35.1
Transfer from General Reserve	–	(500.0)	–	500.0	–
Shares Repurchased	–	–	11.8	(450.6)	(438.8)
2002 Final Dividend proposed	–	–	–	1,308.9	1,308.9
2002 Final Dividend paid	–	–	–	(1,305.3)	(1,305.3)
2003 Interim Dividend paid	–	–	–	(677.2)	(677.2)
At 31st December 2003	3,061.4	3,320.0	156.0	4,625.4	11,162.8
Company and Subsidiaries	3,013.7	3,320.0	156.0	4,284.0	10,773.7
Associated Companies	47.7	–	–	341.3	389.0
Jointly Controlled Entities	–	–	–	0.1	0.1
	3,061.4	3,320.0	156.0	4,625.4	11,162.8
Balance after 2003 Final Dividend proposed	3,061.4	3,320.0	156.0	3,327.4	9,864.8
2003 Final Dividend proposed	–	–	–	1,298.0	1,298.0
	3,061.4	3,320.0	156.0	4,625.4	11,162.8
Company					
At 1st January 2003	1,450.8	3,820.0	144.2	(233.1)	5,181.9
Profit Attributable to Shareholders	–	–	–	2,515.0	2,515.0
Transfer from General Reserve	–	(500.0)	–	500.0	–
Shares Repurchased	–	–	11.8	(450.6)	(438.8)
2002 Final Dividend proposed	–	–	–	1,308.9	1,308.9
2002 Final Dividend paid	–	–	–	(1,305.3)	(1,305.3)
2003 Interim Dividend paid	–	–	–	(677.2)	(677.2)
At 31st December 2003	1,450.8	3,320.0	156.0	1,657.7	6,584.5
Balance after 2003 Final Dividend proposed	1,450.8	3,320.0	156.0	359.7	5,286.5
2003 Final Dividend proposed	–	–	–	1,298.0	1,298.0
	1,450.8	3,320.0	156.0	1,657.7	6,584.5

The distributable reserves of the Company at 31st December 2004, comprising general reserve and unappropriated profits, amounted to HK$5,410.7 million (2003: HK$4,977.7 million) before the proposed final dividend for the year ended 31st December 2004.

notes to the accounts

30. Contingent Liabilities

Guarantees have been executed in respect of banking facilities as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$ M	HK$ M	**HK$ M**	HK$ M
Subsidiaries	**–**	–	**2,375.5**	1,806.3
Associated Companies	**929.2**	998.0	**929.2**	998.0
	929.2	998.0	**3,304.7**	2,804.3

Save as disclosed above, the Company and the Group did not have any further contingent liabilities as at 31st December 2004.

31. Commitments

(a) Capital expenditure for fixed assets

	Group		Company	
	2004	2003	**2004**	2003
	HK$ M	HK$ M	**HK$ M**	HK$ M
Authorised but not brought into the accounts at 31st December	**1,024.7**	691.0	**610.6**	473.2
Of which, contracts had been entered into at 31st December	**555.3**	379.6	**384.2**	246.8

(b) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant PRC gas projects. The directors estimate that the Group's share of projected funds requirements of these projects would be approximately HK$262.2 million (2003: HK$358.7 million) which represents the attributable portion of the capital and loan contributions to be made to the joint ventures.

(c) Lease commitments

At 31st December 2004, future aggregate minimum lease payments of land and buildings under non-cancellable operating leases were as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$ M	HK$ M	**HK$ M**	HK$ M
Not later than one year	**16.6**	15.4	**14.8**	12.9
Later than one year and not later than five years	**15.4**	6.6	**12.9**	3.1
Later than five years	**–**	0.1	**–**	–
	32.0	22.1	**27.7**	16.0

32. Related Party Transactions

Save as disclosed in notes 14, 15, 17 and 34, there were no other significant related party transactions undertaken by the Company and the Group at anytime during the year.

33. Reconciliation of Profit before Taxation to Net Cash Inflow from Operating Activities

	Group	
	2004 HK$ M	2003 HK$ M
Profit before Taxation	**3,717.9**	3,799.7
Share of Profits less Losses of Associated Companies	**(108.5)**	(300.3)
Share of Profits less Losses of Jointly Controlled Entities	**(51.5)**	(7.4)
Interest Income	**(95.8)**	(74.5)
Interest Expense	**8.4**	5.5
Dividend Income from Equity Securities	**(33.2)**	(43.6)
Depreciation	**449.8**	440.8
Loss/ (Gain) on Disposal/ Write off of Fixed Assets	**30.9**	(0.5)
Net Realised and Unrealised Gains on Investments in Securities	**(61.7)**	(97.7)
Increase in Customers' Deposits	**46.7**	41.8
Increase in Inventories	**(74.2)**	(51.9)
Increase in Debtors and Payment in Advance	**(21.0)**	(212.2)
Decrease in Housing Loans to Staff	**20.4**	21.4
Increase in Trade and Other Payables	**120.1**	82.1
(Decrease)/ Increase in Deferred Liabilities	**(10.3)**	8.7
Profits Tax Paid	**(583.8)**	(571.6)
Exchange Differences	**(4.7)**	7.9
Net Cash Inflow from Operating Activities	**3,349.5**	3,048.2

notes to the accounts

34. Acquisition of a Subsidiary

	Group 2004 HK$ M	2003 HK$ M
Net Assets Acquired		
Fixed Assets	**4.5**	12.6
Associated Companies	–	(14.3)
Inventories	–	1.9
Debtors and Payment in Advance	**2.4**	2.4
Time Deposits, Cash and Bank Balances	**0.1**	4.5
Trade and Other Payables	**(0.8)**	(4.2)
Minority Interests	–	(0.1)
	6.2	2.8
Satisfied by		
Cash Consideration	**6.2**	2.8
Analysis of the Net Cash (Outflow)/ Inflow in Respect of Acquisition of a Subsidiary		
Cash Consideration	**(6.2)**	(2.8)
Time Deposits, Cash and Bank Balances Acquired	**0.1**	4.5
	(6.1)	1.7

Acquisition of a subsidiary related to the Group's acquisition of the entire issued share capital of Cotech Investment Limited and its wholly owned subsidiary, Eastar Technology Limited (subsequently renamed as Towngas Telecommunications Fixed Network Limited) from Henderson Cyber Limited in June 2004.

35. Reconciliation of Interest Income and Expense to Interest Received and Paid

	Group 2004 HK$ M	2003 HK$ M
Interest Income	**(95.8)**	(74.5)
Decrease in Interest Receivable	**(4.2)**	(11.1)
Interest Received	**(100.0)**	(85.6)
Interest Expense before Capitalisation (Note 4)	**19.9**	21.0
(Increase)/ Decrease in Interest Payable	**(0.1)**	1.4
Interest Paid	**19.8**	22.4

36. Analysis of Changes in Financing During the Year

	Share Capital and Share Premium HK$ M	Capital Redemption Reserve HK$ M	Bank Borrowings HK$ M	Minority Interests HK$ M	Total HK$ M
Group					
At 1st January 2004	**5,318.7**	**156.0**	**2,272.9**	**222.5**	**7,970.1**
Net Cash Inflow from Financing	–	–	**461.2**	**16.0**	**477.2**
Transfer to Capital Redemption Reserve	**(7.2)**	**7.2**	–	–	–
Injection in form of Fixed Assets	–	–	–	**87.7**	**87.7**
Share of Profit	–	–	–	**12.9**	**12.9**
Effect of Foreign Exchange Differences	–	–	–	**0.1**	**0.1**
At 31st December 2004	**5,311.5**	**163.2**	**2,734.1**	**339.2**	**8,548.0**
At 1st January 2003	5,330.5	144.2	1,739.7	121.5	7,335.9
Net Cash Inflow from Financing	–	–	533.2	24.5	557.7
Transfer to Capital Redemption Reserve	(11.8)	11.8	–	–	–
Injection in form of Fixed Assets	–	–	–	62.9	62.9
Share of Profit	–	–	–	13.6	13.6
At 31st December 2003	5,318.7	156.0	2,272.9	222.5	7,970.1

notes to the accounts

Subsidiaries

The following is a list of the principal subsidiaries as at 31st December 2004:

	Name	Issued Share Capital/ Registered Capital	Percentage of Issued/ Registered Capital Held	Place of Incorporation/ Operation	Principal Activity
	Barnaby Assets Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
	Danetop Services Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
	ECO Energy Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	LPG Filling Stations
	Empire Bridge Investments Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
	Hong Kong & China Gas (China) Limited	10,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
†	Hong Kong & China Gas Investment Limited	US$30.0 million	100	PRC	Investment Holding
	Monarch Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
	Pathview Properties Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
	Planwise Properties Limited	2,000 ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property Holding
	Prominence Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
#	P-Tech Engineering Company Limited (formerly known as Towngas Industrial Gas Company Limited)	2 ordinary shares of HK$1 each	100	Hong Kong	Engineering, Dry Ice and Production of Industrial Gas
#	Quality Testing Services Limited	10,000 ordinary shares of HK$1 each	100	Hong Kong	Appliance Testing
	Starmax Assets Limited	90 million ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property Development
	Summit Result Development Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Investment Holding
	Superfun Enterprises Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
	Technology Capitalization Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
	Towngas Enterprise Limited (formerly known as Towngas Retail Enterprise Limited)	2 ordinary shares of HK$1 each	100	Hong Kong	Café, Restaurant and Retail Sales

† Wholly Foreign-owned Enterprise

Direct subsidiaries of the Company

Subsidiaries (continued)

	Name	Issued Share Capital/ Registered Capital	Percentage of Issued/ Registered Capital Held	Place of Incorporation/ Operation	Principal Activity
#	Towngas International Company Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
#	Towngas Investment Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Investment Holding
#	Towngas Technologies Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
	Towngas Telecommunications Company Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Telecommunications Business
Δ	Towngas Telecommunications Fixed Network Limited (formerly known as Eastar Technology Limited)	35,000,000 ordinary shares of HK$1 each	100	Hong Kong	Telecommunications Business
	Uticom Limited	100 ordinary shares of HK$1 each	60	Hong Kong	Development of Automatic Meter Reading System
	Upwind International Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
	U-Tech Engineering Company Limited	5,500,000 ordinary shares of HK$1 each	100	Hong Kong	Engineering and Related Businesses

Direct subsidiaries of the Company

Δ Newly acquired during the year

notes to the accounts

Subsidiaries (continued)

The following is a list of Sino-foreign Equity Joint Ventures which are accounted for as subsidiaries as at 31st December 2004:

	Name	Registered Capital	Percentage of Registered Capital Held	Place of Incorporation/ Operation	Principal Activity
*	Danyang Hong Kong & China Gas Company Limited	RMB 60.0 million	80	PRC	Gas Sales and Related Businesses
	Guangzhou Dongyong Hong Kong & China Gas Limited	RMB 53.3 million	80	PRC	Gas Sales and Related Businesses
	Guangzhou Jianke Hong Kong & China Gas Company Limited	RMB 16.8 million	70	PRC	Gas Sales and Related Businesses
	Jinan Hong Kong & China Gas Company Limited	RMB 100.0 million	60	PRC	Gas Sales and Related Businesses
	Longkou Hong Kong & China Gas Company Limited	RMB 42.0 million	70	PRC	Gas Sales and Related Businesses
	Nanjing Chemical Industry Park Hong Kong & China Gas Company Limited	RMB 6.2 million	80	PRC	Gas Sales and Related Businesses
	Panyu Hong Kong & China Gas Limited	RMB 105.0 million	80	PRC	Gas Sales and Related Businesses
	Qingdao Dong Yi Hong Kong & China Gas Company Limited	RMB 30.0 million	60	PRC	Gas Sales and Related Businesses
	Qingdao Zhongji Hong Kong & China Gas Company Limited	RMB 18.5 million	90	PRC	Gas Sales and Related Businesses
	Taizhou Hong Kong & China Gas Company Limited	RMB 83.0 million	65	PRC	Gas Sales and Related Businesses
	Tongxiang Hong Kong & China Gas Company Limited	RMB 57.9 million	76	PRC	Gas Sales and Related Businesses
	Wujiang Hong Kong & China Gas Company Limited	RMB 60.0 million	80	PRC	Gas Sales and Related Businesses
*	Xuzhou Hong Kong & China Gas Company Limited	RMB 125.0 million	80	PRC	Gas Sales and Related Businesses
	Yixing Hong Kong & China Gas Company Limited	RMB 124.0 million	80	PRC	Gas Sales and Related Businesses
	Zhongshan Hong Kong & China Gas Limited	RMB 96.0 million	70	PRC	Gas Sales and Related Businesses
	Zhangjiagang Hong Kong & China Gas Company Limited	RMB 55.2 million	51	PRC	Gas Sales and Related Businesses

* Newly formed during the year

corporate information

Chairman
LEE Shau Kee

Directors
LIU Lit Man*
LEUNG Hay Man*
LEE Hon Chiu*
(retired with effect from 1 January 2005)
Colin LAM Ko Yin
David LI Kwok Po*
Ronald CHAN Tat Hung
LEE Ka Kit
Alfred CHAN Wing Kin
James KWAN Yuk Choi
LEE Ka Shing

** Independent Non-executive Director*

Managing Director
Alfred CHAN Wing Kin

Executive Director and Company Secretary
Ronald CHAN Tat Hung

Executive Director and Chief Operating Officer
James KWAN Yuk Choi

Registered Office
23rd Floor, 363 Java Road, North Point, Hong Kong

Company's Website
www.towngas.com

Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building, Central, Hong Kong

Principal Bankers
The Hongkong and Shanghai Banking
Corporation Limited
1 Queen's Road Central, Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central, Hong Kong

financial calendar

Half-Year Results	Announced on Tuesday, 7th September 2004
Full-Year Results	Announced on Friday, 11th March 2005
Annual Report	Posted to Shareholders on Friday, 8th April 2005
Register of Shareholders	To be closed on Wednesday, 20th April 2005 to Friday, 22nd April 2005
Annual General Meeting	To be held on Wednesday, 4th May 2005
Dividends – Interim	12 cents – Paid on Monday, 25th October 2004
– Final (Proposed)	23 cents – Payable on Thursday, 5th May 2005

Both printed English and Chinese versions of this Annual Report are available upon request from the Company and the Company's Registrars free of charge. The website version of this Annual Report is also available on the Company's website.

The Hong Kong and China Gas Company Limited
23rd Floor, 363 Java Road, North Point, Hong Kong
Website: www.towngas.com